JUNIPER RIDGE URANIUM PROJECT

CARBON COUNTY, WYOMING,
USA

43-101 MINERAL RESOURCE
TECHNICAL REPORT

PREPARED FOR:
Crosshair Energy Corporation

AUTHORED BY:
Douglas L. Beahm, P.E., P.G.
Principal Engineer

February 21, 2012

(i)

TABLE OF CONTENTS

Title Page	i
Table of Contents	ii
Signature Page	iv

(ii)

TABLE OF CONTENTS

FIGURES

Figure 4.1	Property Map	10
Figure 5.1	Location and Access Map	13
Figure 7.1	Geologic Map	19
Figure 7.2	Geologic Cross Section	20
Figure 7.3	Core Hole Series JR 233	23
Figure 10.1	Drill Hole Location Map	27
Figure 10.2	Cross Section Reference Map	29
Figure 10.3	Radiometric Cross Sections	30
Figure 14.1	Juniper Ridge East	40
Figure 14.2	Juniper Ridge West	41
Figure 14.3	Radiometric Equilibrium	42
Figure 26.1	Recommended Drilling	50

(iii)

SIGNATURE PAGE

DOUGLAS L. BEAHM

I, Douglas L. Beahm, P.E., P.G., do hereby certify that:

1.	I am the author of the report titled "JUNIPER RIDGE URANIUM PROJECT, CARBON COUNTY, WYOMING, USA - 43-101 MINERAL RESOURCE TECHNICAL REPORT" and dated February 21, 2012.
2.	I am responsible for all sections of the report.
3.	I am the Principal Engineer and President of BRS, Inc., 1130 Major Avenue, Riverton, Wyoming 82501.
4.	I graduated with a Bachelor of Science degree in Geological Engineering from the Colorado School of Mines in 1974.
5.	I am a licensed Professional Engineer in Wyoming, Colorado, Utah, and Oregon; a licensed Professional Geologist in Wyoming; and Registered Member of the SME.
6.
I have worked as an engineer and a geologist for over 37 years. My work experience includes uranium exploration, mine production, and mine/mill decommissioning and reclamation.  Specifically, I have worked with uranium projects hosted in sandstone environments in Wyoming including direct work experience at Juniper Ridge.

7.
I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

8.
I have prior working experience on the property as stated in the report.  Specifically I have completed drilling, mine planning and economic studies for three past operators and was the project manager of the project for four years.  I was present on at the site during the confirmation drilling program on August 16, 2011.

9.
At the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10.	I am independent of the issuer applying all of the tests in NI 43-101.
11.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with same.

21, February, 2012
Signed and Sealed

Douglas L. Beahm

(iv)

Section 1 - Summary

The Juniper Ridge Uranium Project (Juniper Ridge) is located in southwest portion of the state of Wyoming, USA. Located 6 to 10 miles west of the town of Baggs, Wyoming, the Project is within a small closed subsidiary basin on the southeast flank of the Washakie Basin at approximately 41o 02’ 30” North Longitude, 107o 46’ West Latitude. The Project is accessible via 2-wheel drive on existing county and two-track roads.

Mineral rights associated with the Project include 197 unpatented mining lode claims and one Wyoming State Mineral Lease. In total these holdings comprise approximately 4,710 acres. Surface land Ownership consists of Federal lands administered by the United States Bureau of Land Management (BLM) and private lands.

Uranium was first discovered in this area in 1951, and commercial uranium mining occurred intermittently from 1954 until 1966. Seven companies mined uranium from twelve open pits and two shallow underground mines. During this time a total of 156,000 tons of uranium ore with an average grade of 0.172% U3O8 was mined resulting in production of 536,000 pounds of uranium. (Pincock, Allen, & Holt, 1978).

Uranium mineralization in the Browns Park Formation within the project and surrounding area is described as Wyoming sandstone roll-type mineralization (Austin and D’Andrea, 1978). Uranium mineralization occurs within an eolian stratigraphic unit of the Miocene Browns Park Formation.  Depth of mineralization averages slightly over 100 feet but ranges from near surface to a maximum of 292.5 feet depending on location within the basin and local topography.  Two general areas of mineralization occur within the Project, separated by less than 2 miles, which are herein referred to as Juniper Ridge East and Juniper Ridge West.

The deposit is relatively flat lying with formation dip less than 5O.  The dip of the formation is highest at the margins of the basin and flatter near the center of the basin. The average thickness of mineralization above a 0.02% eU3O8 cutoff grade is slightly in excess of 10 feet.

Currently available drill data consists of radiometric equivalent data (eU3O8) for 2,167 historic drill holes and radiometric equivalent data (eU3O8) and USAT assay data for 400 drill holes completed during the 2011 drilling program.  In addition to the historical radiometric drill data, Crosshair completed 400 drill holes in 2011.  The 2011 drilling program was intended to verify historic drilling and replace historic data for drill holes shown on the maps but for which the radiometric data was not available.  Thus, the current database consists of approximately 84% historical drill holes and 16% recent drill holes.

The primary resource calculation method utilized in this report is the Grade Thickness (GT) contour method which complies with the best practice guidelines specific to uranium for the estimation of mineral resources and mineral reserves, adopted by the CIM November 23, 2003 and which is applicable to this type of deposit. Evaluation of radiometric equilibrium was based on 258 drill holes, with natural gamma and USAT data, completed in 2011 which met the cutoff criteria utilized in the mineral resource calculation.  For the purposes of assessing the overall mineral resources for the Project, it is recommended no correction for radiometric equilibrium be applied.

(1)

Based on drill density and verification drilling completed in 2011, the mineral resource estimate meets the criteria for Indicated Mineral Resources under the CIM Standards on Mineral Resources and Reserves. No current preliminary economic assessment of the Project and/or feasibility study has been completed for the Project.  Thus, the additional requirements for advanced technical reports, Sections 15 through 22, do not currently apply and the estimates provided herein relate solely to mineral resources not mineral reserves.

The total Mineral Resources currently defined as 43-101 compliant for the Project are as follows:

Indicated Resource	Juniper Ridge West
GT Cut-off (ft x wt%)	0.1	0.25	0.5
Pounds eU3O8	840,000	758,000	601,000
Tons	635,000	487,000	340,000
Average Grade eU3O8	0.066	0.078	0.088

Indicated Resource	Juniper Ridge East
GT Cut-off (ft x wt%)	0.1	0.25	0. 5
Pounds eU3O8	4,368,000	3,907,000	2,800,000
Tons	3,505,000	2,600,000	1,695,000
Average Grade eU3O8	0.062	0.075	0.083

Indicated Resource	PROJECT TOTAL
GT Cut-off (ft x wt%)	0.1	0.25	0. 5
Pounds eU3O8	5,208,000	4,665,000	3,401,000
Tons	4,140,000	3,087,000	2,035,000
Average Grade eU3O8	0.063	0.076	0.084

The recommended base case for estimated mineral resources as highlighted in the forgoing tabulation is the 0.1 GT cutoff.  This recommendation is based upon the author’s experience with successful open pit mining of similar deposits which employed a similar cutoff criteria. In addition, although of a historic nature and completed prior to the implementation of National Instrument 43-101 and CIM Best Practice Guidelines, previous economic assessments of the Project used similar cutoff criteria.

Historic mineral resource estimates are available for the project area from at least three sources.  Both Urangesellschaft (UG) and AGIP completed technical studies for the project area in 1978 and 1986, respectively.  These reports were for the same mineral holdings but excluded the adjacent mineral holdings of Union Carbide (UCC).  CoCa Mines, following their acquisition of the UCC mining claims, stated historic mineral resource estimates for the UCC mineral holding (Anctil, 1987).  These historical estimates range from approximately 5 to 10 million pounds U3O8 (3.65 million tons at 0.067% eU3O8 to 9.2 million tons at 0.054% eU3O8) depending

(2)

primarily on economic criteria. These historical resource estimates were completed prior to the implementation of National Instrument 43-101 ("NI 43-101") and are not compliant with current accepted reserve and resource classifications as set forth by the Canadian Institute of Mining and Metallurgy (CIM). Given the quality of the historic work completed on the Project, the Author believes these historical resource estimates to be both relevant and reliable subject to the available data and economic conditions which existed at the time the estimates were prepared. However, these are of a historic nature and as such should not be relied upon.

The Project is located in an area which has been mined in the past.  In addition, the most similar known uranium deposit, the Maybell project, was also mined in the past producing over 5 million pounds of uranium (Albretsen and McGinley 1982). It is the author’s opinion that the Project is best suited to conventional open pit mining in concert with either on-site beneficiation or upgrading with off-site processing of a concentrate.  To the author’s knowledge there are no conditions of a political or environmental nature that would preclude the development of the Project provided that all applicable state and federal regulations are met.

Mine development would require a number of permits depending on the type and extent of development: the major permits being the mining permit issued by the State of Wyoming Department of Environmental Quality, Land Quality Division, and the Plan of Operations approved by the BLM. Mineral processing for uranium would require a source materials license from the US Nuclear Regulatory Commission.  To the author’s knowledge, these environmental permits have not been obtained.  To obtain these permits it is likely that an Environmental Impact Statement (EIS) would be required.

Recommendations

The current mineral resource estimate meets the criteria for Indicated Mineral Resources under the CIM Standards on Mineral Resources and Reserves and can be used as the basis for completion of a preliminary economic assessment. Recommendations relative to project development are broadly divided into the following major categories; preliminary economic assessment, metallurgical studies, drilling, surveying and mapping, and baseline studies.  The major categories are generally listed in order of importance although some studies need to be completed, all or in part for other studies to proceed.  The recommendations that follow should be amended based on the results of the other studies.

Preliminary Economic Assessment

It is recommended that the base case consider open pit mining in conjunction with on-site heap leach recovery and that alternatives of on-site upgrading with off-site processing and on site conventional milling be weighed in comparison the this base case. Some confirmatory leach and column testing of the mineralized cores collected during the 2011 drilling program is needed to complete this study.

(3)

Metallurgical Studies

Metallurgical studies should evaluate both acid and alkaline lixiviants.  The studies should not be limited only to resource recovery but should characterize both liquid and solid waste streams.  The disposal/containment costs and environmental sensitivities of mill tailings are such that it is critical to characterize the potential waste streams as to their physical and chemical characteristics.  Studies should also evaluate alternatives for stabilizing the waste streams physically and/or chemically.  In addition, the nature of the mineralized material is such that the uranium values primarily occur as interstitial filling around the sand grains.  As such various techniques for mechanically upgrading the material may be considered.  For all methods tested for upgrading of the mineralized material mass balance for uranium, associated metals, and carbonates should be determined.

Drilling

Drilling costs are estimated at $16.25 per foot based on Crosshair 2011 rates to include drilling, geophysical logging, and supervision.  The drilling is shown by area in the following table with general areas shown on Figure 26.1. Historic drill maps should be used to guide the drilling program.

Surveying and Mapping

Surveying and aerial mapping of the site is recommended for a variety of reasons.  Aerial mapping provides clear documentation of the current site conditions as well as base mapping and a digital elevation model (DEM) for design and baseline studies.  The surveying and mapping should be completed in Wyoming state plane coordinates.  All existing site data including drill hole locations should also referenced to the same system.

Baseline Studies

Although baseline studies are not typically completed until the project is beginning the environmental permitting process, there are advantages to initiating and/or completing certain studies.  Completion of both wildlife and archeological studies is recommended.  Completion of these studies will assist with permitting of the current drilling program and future permitting needs.  In addition, collection of limited ground water level and quality data will aid future permitting as a minimum of one year baseline is required in this regard.

Summary

Expense Category	Estimated Cost
Preliminary Economic Assessment	$190,000
Metallurgical Studies	$126,000
Drilling	$910,000
Surveying and Mapping	$70,000
Baseline Studies	$90,000
Total Estimated Cost	$1,386,000

(4)

Section 2 – Introduction

This Technical Report was prepared for Crosshair Energy Corporation (Crosshair).  The purpose of this report is to define the in-place mineral resources controlled by Crosshair within its Juniper Ridge Uranium Project (Project).

Uranium mineralization in the Browns Park Formation within the Project and surrounding area is described as Wyoming sandstone roll-type mineralization (Austin and D’Andrea, 1978). The primary resource calculation method utilized in this report is the Grade Thickness (GT) contour method which complies with the best practice guidelines specific to uranium for the estimation of mineral resources and mineral reserves, adopted by the CIM November 23, 2003 and which is applicable to this type of deposit.

Originally the historic data for the project area consisted of radiometric sampling (geophysical logging) from 5,423 drill holes in the vicinity of the property comprising 868,000 and more than 200 core holes with chemical analysis.  4,871 of these drill holes were located on the AGIP mineral properties (Pincock, Allen, & Holt, 1986). The original geophysical logs and chemical assay are not available.  The drill data was stored on electronic media from which only portions of the data has been recovered.  Currently available drill data consists of radiometric equivalent data (eU3O8) for 2,167 historic drill holes and radiometric equivalent data (eU3O8) and USAT assay data for 400 drill holes completed during the 2011 drilling program.  In addition to the historical radiometric drill data, Crosshair completed 400 drill holes in 2011. The current database consists of approximately 84% historical drill holes and 16% recent drill holes.

The following is a brief list of terms and abbreviations used in this report.

Cy	cubic yard
eU3O8	radiometric equivalent U3O8
Ft	foot or feet
ft2	square foot
Grade	weight percent
GT	grade thickness product
Lb	pound or pounds
Ton	short ton (2,000 lbs.)
Tpd	tons per day

Douglas Beahm P.E, P.G. is the independent qualified person responsible for this preparation of this Technical Report and the mineral resource estimate herein.  Mr. Beahm, is a Qualified Person (QP) under National Instrument 43-101 (NI-43-101), a Professional Engineer and a Professional Geologist and a Registered Member of the Society of Mine Engineers (SME) with 38 years of professional and managerial experience.  Mr. Beahm’s experience in US uranium dates from 1974 and includes exploration, mine development, mine production, and mine and mill reclamation.

(5)

Mr. Beahm was present on site on August 16, 2011 when verification drilling was being conducted.  Mr. Beahm has past work experience on the project during the 1970’s and 1980’s while employed, directly and/or as a consultant, by Union Carbide Mining and Metals Division, AGIP Mining, and CoCa Mining.  Mr. Beahm’s past work on the project included the planning and execution of exploratory and delineation drilling programs, mineral resource estimation, mine planning, economic analysis, and project management.

(6)

Section 3 – Reliance on Other Experts

Crosshair provided the following data and or information, which the author has relied upon as accurate and complete:

•	Mineral ownership mapping showing the location of mineral leases and claims.
•	Information and confirmation that Crosshair has and are meeting the terms of the purchase agreement with Strathmore Resources.
•	Drill data both historic and current.
•	Historic reports and technical studies completed by former owners of the Project.
•	Current drilling and geophysical logging costs.

Note that wherever practical the information provided by Crosshair was confirmed. In part this confirmation was based on the author’s direct knowledge and work experience on the Project through his association with past operators.

(7)

Section 4 – Property Description and Location

The Project is located in southwest Wyoming, 6 to 10 miles west of the town of Baggs, within a small closed subsidiary basin on the southeast flank of the Washakie Basin, located at approximately 41o 02’ 30” North Longitude, 107o 46’ West Latitude.

Mineral rights associated with the Project include 197 unpatented mining lode claims and one Wyoming State Mineral Lease. In total these holdings comprise approximately 4,710 acres. Surface land Ownership consists of Federal lands administered by the United States Bureau of Land Management (BLM) and private lands.  Mineral ownership consists of Federal mineral administered by the United States Bureau of Land Management (BLM), Wyoming State Lands.  Parcels within the Project with private surface lands are a split estate, i.e., the mineral rights are Federal while the surface rights are private. The state lease is for minerals only. The land surface within the state lease is Federal.

Mining claim and mineral leases locations utilized in the development of the Property Map, Figure 4.1, were provided by Crosshair and represents the approximate location of their mineral holdings.  A listing of the mining claims controlled by Crosshair was obtained from the Wyoming BLM and is provided in Appendix A.  Legal surveys of unpatented claims are not required and, to the author’s knowledge, have not been completed.  Mineral leases and claims establish mineral rights for uranium and other valuable minerals.  The status of mineral leases and claims were confirmed, however, the location of the individual mining claims was provided by Crosshair and was not re-surveyed.  Mineral lease 0-41095 is valid through the 1st day of April, 2015 and is renewable, refer to Appendix A. The claims will remain the property of Crosshair provided they adhere to required filing and annual payment requirements with Carbon County and the US BLM.  Carbon County and BLM records show the mineral claims to be current and active as of January, 2012.

Crosshair purchased the Project from Strathmore Resources (US) Ltd.  Details of that purchase agreement are provided in Crosshair’s, November 1st, 2010 News Release.  The aggregate purchase price for a 100% interest in the Property will be satisfied by Crosshair making initial payments to Strathmore of US$700,000 ($250,000 of which is payable in common shares of Crosshair) and making additional payments based on the uranium resources and reserves on the Property. On the second and third anniversaries of the Agreement, Crosshair will pay Strathmore US$0.50 per pound of uranium resources on the Property as defined in an NI 43-101 technical report.  Upon receipt of all permits required for production on the Property, Crosshair will make an additional payment of US$0.30 per pound of proven and probable uranium reserves as determined by a prefeasibility study or feasibility study.  The payments made on the second and third anniversary will be made 50% in cash and 50% in common shares of Crosshair and the final payment will be made in cash or common shares, in such proportions as are elected by Strathmore.

To the author’s knowledge, the terms of the purchase agreement are being met. Once all terms of the purchase agreement are met, Strathmore will retain a 2% Gross Revenue Royalty on the Property. Crosshair shall have the option to repurchase this royalty at any time during the first three years after commercial production commences for US $1.5 million for each 1% of the Gross Revenue Royalty.

(8)

Uranium was first discovered in this area in 1951 and commercial production of ore took place from 1954 until 1966.  Seven companies mined uranium from twelve open pits and two shallow underground mines as further discussed in Section 6 – History.  In addition one operator, the Shawano Development Corporation, attempted various methods of on-site mineral processing including mechanical upgrading and leaching with both acid and alkaline lixiviants. (Anctil, 1987).

The historic mineral processing wastes were investigated under the Uranium Mill Tailings Radiation Control Act (UMTRCA) of 1978 and assigned a low priority (Albretsen and McGinley, 1982).  To the author’s knowledge, Crosshair has no reclamation obligations with respect to mineral processing wastes within the project area.

Mining, both surface and underground, pre-dated the passage of the Wyoming Environmental Quality Act in 1973 and the Surface Mine Control and Remediation Act (SMCRA), August 3, 1977.  The Wyoming Department of Environmental Quality, Abandoned Mine Lands Division (WDEQ/AML) has conducted mine reclamation efforts within the project area.  To the author’s knowledge, Crosshair has no reclamation obligations with respect to historic mine disturbances within the project area.

In order to conduct exploratory drilling of the property, Crosshair obtained a Drilling Notification (DN) from the State of Wyoming Department of Environmental Quality and the BLM and has posted a bond to insure regulatory compliance.

Mine development would require a number of permits depending on the type and extent of development: the major permits being the mining permit issued by the State of Wyoming Department of Environmental Quality, Land Quality Division, and the Plan of Operations approved by the BLM. Mineral processing for uranium would require a source materials license from the US Nuclear Regulatory Commission.  To the author’s knowledge, these environmental permits have not been obtained.  To obtain these permits it is likely that an Environmental Impact Statement (EIS) would be required.

To the author’s knowledge, there are no other significant factors that may affect access, title, or the right to perform work on the property.

(9)

Wyoming State Lease 0-41095
R.93W.
R.92W.
T13N.
T12N.
Poison Buttes Rd
County Road 144
BAGGS
LEGEND
SECTION LINE
TOWNSHIP / RANGE LINE
BAGGS CITY LIMITS
EXISTING GROUND CONTOURS - 100' C.I.
COUNTY ROAD
ACCESS ROAD
PROJECT AREA
MINERAL OWNERSHIP
RC-147
MINING CLAIM
STATE MINING LEASE
SURFACE OWNERSHIP
PRIVATE SURFACE
ALL OTHER LAND IS BLM SURFACE
2,000' 0 1,000' 2,000'
1 inch = 2,000'
CROSSHAIR ENERGY CORPORATION
JUNIPER RIDGE PROJECT
CARBON COUNTY, WYOMING
PROPERTY MAP
4.1

(10)

Section 5 – Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The Project is located 6 to 10 miles west of Baggs, Wyoming and approximately 3 miles north of the Colorado-Wyoming border. (Refer to Figure 5.1 – Location and Access Map)  The Project is accessible via 2-wheel drive on existing county and two-track roads by proceeding1 mile north of Baggs, Wyoming on Highway 789, then west on Carbon County Road 144 (Poison Buttes Road),  towards Poison Buttes approximately 6 miles where the road crosses the Project for the next 4 miles.

Climate

Historic climate records were available through a National Weather Service cooperative station in Baggs until 2000.  The Project falls within the intermountain semi-desert weather province within the Green and Bear Drainage.  Although winter conditions can be severe including local ground blizzards such conditions would not preclude year round operations.  The following is a summary of the climatic conditions from 1971 to 2000 from the US National Weather Service.

    BAGGS, WYOMING (480484)
    Period of Record Monthly Climate Summary
    Period of Record: 1/1/1971 to 1/1/2000
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual
Average Max. Temperature (F)	32.2	36.7	46.9	48.1	67.8	79.6	85.9	83.7	74.1	61.4	43.2	33.6	58.6
Average Min. Temperature (F)	5.8	8.8	20.5	28.0	35.3	42.4	47.6	46.6	38.6	28.8	18.8	8.7	27.5
Average Total Precipitation (in.)	0.55	0.40	0.37	0.83	1.39	0.87	1.34	0.91	1.07	1.33	0.61	0.53	10.20
Average Total Snow Fall (in.)	5.9	4.6	2.7	2.6	1.0	0.1	0.0	0.0	0.6	1.3	4.0	2.3	25.1
Average Snow Depth (in.)	2	1	0	0	0	0	0	0	0	0	2	2	17.1

Physiography

The Project is located within the Wyoming Basin physiographic province within a small closed subsidiary basin on the southeast flank of the greater Washakie Basin. The elevation of the Project site is between 6,000 and 7,000 feet above mean sea level. The topography is characterized by gently rolling hills which are cut by some ephemeral streams draining into the Little Snake River approximately 3 miles south of the Project. The dominant vegetation consists

(11)

of juniper trees, native grasses, sagebrush, and other shrubs typical of the continental, arid climate in the Western United States.

Infrastructure

In addition to site access, mine development will require utilities and water supply.  The nature and scope of the mine operations will greatly influence utility and water supply demands.  Utility services including natural gas, electricity, and communications are located in Baggs, Wyoming 6 miles from the eastern boundary of the Project.  Water supply could be obtained from locally permitted and constructed wells or from surface water sources including the Little Snake River approximately 3 miles south of the project area.  Water rights for both surface and ground water are administered by the Wyoming State Engineer’s Office and are subject to prior water rights.  Options for on-site power demands would include extension of existing service to the Project or the generation of power on site.

Local Population

The nearest community is the Town of Baggs, Wyoming. The 2010 census shows a population of 348, (refer to www.townofbaggs.com).  The nearest population center is Craig, Colorado approximately 41 miles south of Baggs, Wyoming.  According to the Chamber of Commerce, Craig’s population was 9,251 as of the 2010 US census (www.craig-chamber.com/profile.html).

(12)

VICINITY MAP
NOT TO SCALE
Juniper Ridge Project
BAGGS
Rawlins
RAWLINS
T13, R.92W.
T13, R.91W.
T12, R.92W.
T12, R.91W.
Sandcreek Rd
Wyoming State Hwy 789
Juniper Ridge West
Juniper Ridge East
Poison Buttes Rd
County Road 144
Poison Buttes Rd
Country Road 144
CC Rd 702
County Rd 2N
1 inch = 4,000'
4,000'
0
2,000'
4,000'
LEGEND
SECTION LINE
TOWNSHIP / RANGE LINE
BAGGS CITY LIMITS
STATE HIGHWAY
EXISTING ROAD
PROJECT AREA
CROSSHAIR ENERGY CORPORATION
JUNIPER RIDGE PROJECT
CARBON COUNTY, WYOMING
LOCATION AND ACCESS MAP
5.1
BRS

(13)

Section 6 – History

Past Production

Uranium was first discovered in this area in 1951, and commercial uranium mining occurred intermittently from 1954 until 1966. Seven companies mined uranium from twelve open pits and two shallow underground mines. During this time a total of 156,000 tons of uranium ore with an average grade of 0.172% U3O8 was mined resulting in production of 536,000 pounds of uranium. (Pincock, Allen, & Holt, 1978).  Some of the operators included the Shawano Development Corporation, Trace Elements (later acquired by Union Carbide Corporation), Teton Minerals, Parker-Thomas, and Leckenby.  Underground mining was conducted by Basin Engineering Company under contract to Teton Minerals.  Mined ores were shipped to a variety of mills including Union Carbide’s mills located in Rifle and Maybell, Colorado, Western Nuclear’s Split Rock mill near Jeffrey City, Wyoming, and AEC ore buying stations (Anctill, 1987).  Shawano Development Corporation attempted various methods of on-site processing including: mechanical upgrading using a spiral classifier to separate sand and slimes with the uranium values expected to report to the slimes; acid leach with ion exchange recovery; and carbonate-bicarbonate leach which produced a sodium diuranate concentrate.  The concentrate was subsequently purchased by the Atomic Energy Commission (AEC), (Anctil, 1987).

Ownership and Control

Site activities were limited during what is referred to as the “Stretch Out” period beginning in the mid 1960’s and continuing into the early 1970’s.  During this period AEC supply contracts were being phased out and private utilities began to enter the uranium market.  In 1973, Homestead Mineral Corporation (HMC) controlled most of the mining claims and leases in the area, with the exception of those held by Union Carbide Corporation (UCC), and in that same year Minerals Exploration Company (MECO) in joint venture with Urangesellschaft (UG) acquired the property from HMC.  In 1975, UG purchased MECO portion of the joint venture acquiring 100% interest in the property (Pincock, Allen, & Holt, 1978).  However, UCC maintained its mineral claims in the area.  In 1981, AGIP acquired the property from UG (Pincock, Allen, & Holt, 1986) and in 1982 CoCa Mines acquired the mineral interest of UCC (Anctil, 1987).  Subsequently, mineral leases and claims were allowed to expire during the extended lull in the uranium market which began in the late 1980s.

Beginning in 2005 Strathmore Resources through Miller and Associates acquired Wyoming State Mineral Lease 0-41095 and located the unpatented mining lode claims that comprise the current Project.  On January 30, 2007, Strathmore entered into a joint venture agreement with Yellowcake Mining Inc to develop the Juniper Ridge property. The JV was dissolved in Dec. 2008. On November 1, 2010 Crosshair entered into a purchase agreement with Strathmore for the property (www.crosshairexploration.com).  The Project now encompasses portions of both the former AGIP and CoCa Mines mineral holdings.

(14)

Historic Exploration

The most recent of the historic technical studies (Pincock, Allen, & Holt, 1986) states that the study was based on radiometric sampling (geophysical logging) from 5,423 drill holes in the vicinity of the property comprising 868,000 feet of which 4,871 of these drill holes were located on the AGIP mineral properties.  The previous historic feasibility study (Pincock, Allen, & Holt, 1978) states that their mineral resources/reserve estimates were based on radiometric assays from 3,935 drill holes.

The previous historic technical studies and reports also address radiometric equilibrium. As with the historic resource/reserve estimates the data available for evaluation of radiometric equilibrium varied.  In 1982 an internal project summary report (Beahm, 1982) radiometric equilibrium was evaluated based on data from 200 core holes.  For that study only core holes with greater than 80% sample recovery were included and only samples with uranium grades greater than 0.04% U3O8 were used. This study reported a positive disequilibrium factor of 1.017:1 (chemical : radiometric).  The subsequent feasibility study (Pincock, Allen, & Holt, 1986) evaluated individual core samples representing a total of 321.5 feet of core but does not specify the number of core holes from which the samples were taken.  Independent sampling and assaying of core and independent radiometric log determinations were completed by the authors of the 1986 report. They concluded that while there was some bias in the estimation of mineralized thickness based on radiometric interpretation, there was no bias in grade.  The older feasibility study by UG (Pincock, Allen, & Holt, 1978) evaluated radiometric equilibrium based on 125 mineralized intervals from three separate geographical areas and at a 0.02% minimum grade U3O8.  This study recommended an adjustment of grade by an overall negative disequilibrium factor of 0.90.

The historic data utilized to evaluate radiometric equilibrium in these reports is generally not available for incorporation into this Technical Report.  As discussed in Section 14 of this report, current data with respect to radiometric drilling is available from some 400 recent drill holes.

Historic Estimates

Historic mineral resource estimates are available for the project area from at least three sources.  Both Urangesellschaft (UG) and AGIP completed technical studies for the project area in 1978 and 1986, respectively.  These reports were for the same mineral holdings but excluded the adjacent mineral holdings of Union Carbide (UCC).  CoCa Mines, following their acquisition of the UCC mining claims, stated historic mineral resource estimates for the UCC mineral holding (Anctil, 1987).  These historical estimates follow.

The UG and AGIP estimates were based on slightly different data and varying calculation methods and assumptions. Notably the AGIP estimates had additional data from drilling conducted subsequent to the acquisition of the property from UG.  AGIP used a 0.03% eU3O8 cutoff grade compared to the 0.02% eU3O8 cutoff grade used by UG.  The CoCa Mines estimate was for a separate but adjacent property and was based on a 0.05% eU3O8 grade cutoff.

(15)

Source of Estimate	Planned Mining Operation	Historic Classification1	Tons (x 1,000)	Average Grade	Pounds U3O8 (x 1,000)
UG 1978	Open Pit with Conventional Milling	Geologic Reserve2	9,362	0.056	10,398
UG 1978	Open Pit with Conventional Milling	Base Case Minable Reserve	5,971	0.063	7,539
AGIP 1986	Open Pit with Heap Leach	Geologic Resource	5,191	0.067	6,974
AGIP 1986	Open Pit with Heap Leach	Minable Reserve	3,646	0.067	4,904

CoCa 1987	Open Pit with Transport to Existing Facilities	Mining Reserve3	75	0.103	155

Notes:
1)	Historic resource/reserve classifications do not meet current CIM standards and/or definitions.
2)	Average of three general outlines, polygonal, and single-hole miner estimates.
3)	No geologic resource estimate provided; 0.05% eU3O8 cutoff grade applied; and modified polygonal estimate (UCC internal methodology).

Cautionary Statement:

These historical resource estimates were completed prior to the implementation of National Instrument 43-101 ("NI 43-101") and are not compliant with current accepted reserve and resource classifications as set forth by the Canadian Institute of Mining and Metallurgy (CIM). Given the quality of the historic work completed on the Project, the Author believes these resource estimates to be both relevant and reliable subject to the available data and economic conditions which existed at the time the estimates were prepared. However, these are of a historic nature and as such should not be relied upon.

(16)

Section 7 – Geologic Setting and Mineralization

Introduction

The geologic setting and mineralization within the Project and the vicinity is well documented in the professional literature as well as internal historical reports from past mineral owners.  The earliest published report is by Vine and Prichard, 1954, AEC geologists, who were the discoverers of anomalous radioactivity in the Browns Park Formation in the vicinity of the project on October 15, 1953 as a result of a reconnaissance with a car-mounted recording scintillation detector (Vine and Prichard, 1954).  More recent reports include the “National Uranium Resource Evaluation (NURE); Rawlins Quadrangle, Wyoming and Colorado” (Dribus and Nanna, 1982) which designated the project area as Area B, refer to pages 25 through 36.  Also in 1982, the project area is described in the “Ore Deposits of Wyoming”, (Hansel, 1982).  Internal project summary and technical studies include; Urangeshellshaft, 1978, AGIP Mining 1982 and 1986, and CoCa Mines (Anctil, 1987).

The following description of the mineralization in what was termed Area 15 of their report, which corresponds to the project area, is taken from Dribus and Nanna, 1982, pp. 31-33:

Vine and Prichard (1954) reported that most of the mineralized sands in Poison Basin are brown to reddish brown, contain from 0.004% to 0.39% uranium, and are characterized by radiochemical disequilibrium in favor of equivalent uranium, relative to actual uranium present. . Samples of black sandstone collected by Vine and Prichard show roughly equal values of equivalent and chemical uranium content. These samples were from unaltered sands and probably contained the uranium oxide uraninite, which is reported as an ore mineral in the “primary zone” of the Poison Basin district by the U. S. Atomic Energy Commission (1959). Unaltered sands have not been leached of their uranium content by weathering processes; hence, radiochemical equilibrium is maintained.

A sample of mineralized, altered sandstone collected by Vine and Prichard 91954) contains 3.21% uranium and shows pronounced radiochemical disequilibrium in favor of actual uranium relative to equivalent uranium. This type of disequilibrium, in favor of actual uranium, characterizes uranium ores in the Browns Park Formation of the Maybell-Lay area in Colorado. Grutt and Whalen (1955) suggested the “the tendency of unoxidized ore to contain more uranium than is indicated by radiometric assay, may indicate youthful formation of the deposits.” An unaltered sand (MFA 005) from uranium occurrence 82 and an altered sand (MFA 240) from uranium occurrence 91 also reflect higher uranium values than indicated by equivalent results (Table 4 and App. B1). These values suggest that uranium concentration mechanisms in the Browns Park Formation have been operative in recent times and that some of the uranium has not had sufficient time to decay and produce radiogenic daughters.

(17)

Geologic Setting

The general geologic setting of the Project is shown in plan on Figure 7.1, Geologic Map, and in profile on Figure 7.2, Geologic Cross Section.

The Project is located within a small subsidiary basin on the southeast flank of the Washakie Basin. The Project encompasses the majority of the outcropping of the Browns Park Formation which was preserved in the basin over an area of approximately 10 square miles.  This basin and the larger Powder Spring Basin, about 15 miles to the west, appear to be small tectonic grabens down-dropped post Eocene, but pre-Browns Park in time (Pincock, Allen, & Holt, 1986).

Structural Geology

The dominant structures of the area, directly related to the grabens, are the east-west trending, high angle, normal faults. These faults are mapped as bounding the north side of the basins, but in all probability they bound the south side as well, although these east-west faults trend into the Poison Basin, they do not appear to affect the Miocene rocks and, thus, are dated as being pre-Miocene. In addition to these faults, northeast and northwest, high angle, normal faults have been noted cutting the Browns Park into the Poison Basin. These faults are said to show only minor displacements. Minor folds trending east-west cut through the basin, but the effects on the Browns Park are not significant (Pincock, Allen, & Holt, 1986).

Stratigraphy

The following stratigraphic description is taken largely form Pincock, Allen, & Holt, 1986.

While formations ranging in age from Cretaceous to Quaternary are exposed at the surface within the vicinity, only the Eocene and Miocene formations play a significant role in the location and tenure of mineralization.  Upper Eocene and Miocene age sediments fill the Poison Basin.  Oligocene rocks are absent, having been completely eroded away before Miocene deposition; Miocene rocks lie unconformably on upper Eocene rocks in the basin and host the known uranium mineralization within the project area.

The Eocene series in the basin are represented by the Wasatch and Green River Formations. The aggregate thickness of these formations in the region ranges from 2,000 to 4,000 feet.

The Wasatch Formation in the area is composed of variegated mudstones, claystones, siltstones, sandstones, and conglomerates. Deposition is considered to have occurred largely in lacustrine, piedmont and paludal environments, but eolian and fluvial environments are represented as well.

The Green River Formation consists of shales, mudstones, sandstones and marlstones largely deposited in the lacustrine environments. The Tipton Tongue member of the Green River Formation has limited exposure in the area cropping out along the northern rim of the basin, where it is predominately a claystone with interbedded of marlstone and sandstone.

(18)

Twc
Tgt
Twm
Tbp
Twm
Qal
GRAPHIC SCALE
1 inch = 3000 ft.
Generalized Local Stratigraphy
From Dribus and Hanna, 1982
LEGEND
Qal-Alluvium of the Little Snake River and Muddy Creek
Tbp-Browns Park Formation
Twc-Wasatch Formation Cathedral Bluffs Tongue
Tgt-Green River Formation Tipton Tongue
Twm-Upper Wasatch Formation Main Body
Resource Area
Cross Section Line
Regional Fault
Fault
Juniper Ridge Claims Outline
From Hettinger, R.D., Honey J.G. 2008
CROSSHAIR ENERGY CORPORATION
JUNIPER RIDGE PROJECT
CARBON COUNTY, WYOMING
GEOLOGIC MAP
7.1
BRS

(19)

NORTH
A
SOUTH
A'
NORTH
B
SOUTH
B'
WEST
C
EAST
C'
LEGEND
UPPER BROWNS PARK FORMATION
LOWER BROWNS PARK FORMATION
GREEN RIVER FORMATION
WASATCH FORMATION
Approximate Water Table
Gamma Counts Per Second (CPS) 2011 Drilling
GRAPHIC SCALE
400 200 0 200 400
1 inch = 400 ft.
Note: 4x Vertical Exageration
From: URANGESELLSHAFT, 1978
CROSSHAIR ENERGY CORPORATION
JUNIPER RIDGE PROJECT
CARBON COUNTY, WYOMING
GEOLOGIC CROSS SECTION
7.2
BRS

(20)

The Browns Park Formation is the only stratigraphic unit of Miocene age found within Project and immediately surrounding area. The Browns Park is a sedimentary formation which was deposited unconformably on a highly irregular erosion surface which truncates upper Cretaceous through Eocene strata. The base of the Browns Park is conglomerate overlying the Wasatch Formation which consists mainly of quartzite and igneous pebbles in a sandstone matrix. Crossbedding, irregular bedding surfaces and clay lenses suggest that this conglomerate is of fluvial origin. However, some authors have suggested that this lower conglomeratic unit may represent a pediment gravel (Vine and Prichard, 1954). Thickness of the unit ranges from five feet to 75 feet.

Overlying the basal conglomerate is the upper Browns Park consisting of a tuffaceous, feldspathic sandstone. The upper Browns Park is fine grained, moderately to poorly sorted, friable sandstones in which the grain size is bimodal, i.e., larger grains – quartz, chert, and clastic volcanic fragments – are set in a fine to very fine-grained tuffaceous sandstone containing quartz and feldspar. The dominant sedimentary structures within the unit are small to large scale festoon and planar cross-bed sets ranging up to several feet in thickness.  Based on the roundness of quartz grains, the frosted nature of quartz grains, and the character of the cross-beds, the upper portion of the Browns Park is interpreted to be of eolian origin.  The thickness of the upper portion of the Browns Park Formation within varies due to erosion reaching a maximum thickness of approximately 300 feet.

Although the Wasatch Formation is known to host uranium mineralization in other areas of the Wyoming, all known uranium mineralization within the Project is hosted within the upper Browns Park Formation.

Mineralization

Uranium mineralization occurs within an eolian stratigraphic unit of the Miocene Browns Park Formation.  The host unit consists of tuffaceous, feldspathic sandstone which exhibits small to large scale festoon and planar cross-bed sets ranging up to several feet in thickness. Generally, uranium mineralization is the roll-front type mineralization, common to the uranium basins in Wyoming (refer to Section 8). Localization of uranium appears to relate to permeability and the presence of pyrite or hydrogen sulphide (Pincock, Allen, & Holt, 1986). Depth of mineralization averages slightly over 100 feet but ranges from near surface to a maximum of 292.5 feet depending on location within the basin and local topography.  Two general areas of mineralization occur within the Project, separated by less than 2 miles, which are herein referred to as Juniper Ridge East and Juniper Ridge West.

The deposit is relatively flat lying with formation dip less than 5O.  The dip of the formation is highest at the margins of the basin and flatter near the center of the basin. The average thickness of mineralization above a 0.02% eU3O8 cutoff grade is slightly in excess of 10 feet.

The distribution of the mineralization is shown in plan view on Figure 14.1 and 14.2 for Juniper Ridge East and West, respectively.  More than 80% on the known mineralization occurs within the Juniper Ridge East portion of the Project.

(21)

Historic feasibility reports, AGIP, 1986 and Urangeshellshaft, 1978, discuss the continuity of mineralization.  These reports express some concerns relative to the continuity of mineralization especially with respect to grades necessary to support mining.  AGIP, 1986 states that continuity at very low grades, i.e., a cutoff of about 80 ppm, is excellent and mineralization appears nearly continuous for several thousand feet throughout much of the main property area.  However, the degree of continuity decreases with increasing grade. At grades above 500 ppm U3O8, continuity of mineralization may range between tens of feet to several hundred feet. Continuity of most mineralized zones is generally less than 50 feet.

Figure 7.3, Core Hole Series JR 233 provides a graphical representation of the variability of the mineralization.  This series of core holes was completed in 2011 to obtain samples for metallurgical testing.  The five core holes in this series represent 10 foot offsets or the variability over a span of 50 feet.  In each hole an interval of 15 to 16 feet was cored at approximately the same depth.  For these five holes the average grade ranged from 0.012% to 0.055% U3O8; the average thickness of mineralization above 0.02% U3O8 ranged from 3 to 12 feet; and the GT 0.02% U3O8 ranged from 0.081 to 0.729.

It is the author’s opinion based on personal knowledge of the site having managed the exploration and development drilling for the project for AGIP and through mine production experience at a very similar Browns Park hosted deposit located near Maybell, Colorado, that the forgoing statement relative to the continuity of the deposit is largely correct.  However, the uranium deposits at Juniper Ridge and at its sister deposits near Maybell, Colorado have been mined successfully in the past.  Past operations have compensated for the variability in grade by delineating areas to be mined by open pit by drilling on 50 foot centers and instituting rigorous in-pit grade control programs.

(22)

Figure 7.3 Core Hole Series JR 233

Hole 233-T1
U3O8 ppm
Interval Ft
U3O8 mg/kg

Average Grade 0.012% U3O8
Intervals > 0.02% U3O8
3ft @ 0.027% U3O8
GT 0.081

Hole 233-T2
U3O8 ppm
Interval Ft
U3O8 mg/kg

Average Grade 0.023% U3O8
Intervals > 0.02% U3O8
7ft @ 0.041% U3O8
GT 0.287

Hole 233-T3
U3O8 ppm
Interval Ft
U3O8 mg/kg

Average Grade 0.043% U3O8
Intervals > 0.02% U3O8
12ft @ 0.053% U3O8
GT 0.636

Hole 233-T4
U3O8 ppm
Interval Ft
U3O8 mg/kg

Average Grade 0.047% U3O8
Intervals > 0.02% U3O8
8ft @ 0.078% U3O8
GT 0.624

Hole 233-T5
U3O8 ppm
Interval Ft
U3O8 mg/kg

Average Grade 0.055% U3O8
Intervals > 0.02% U3O8
9ft @ 0.081% U3O8
GT 0.729

(23)

Section 8 – Deposit Types

Uranium mineralization in the Browns Park Formation within the Project and surrounding area is described as Wyoming sandstone roll-type mineralization (Austin and D’Andrea, 1978).

While local mineralization displays some of the characteristics of known uranium deposits in the Gas Hills and Southern Powder River Basin of Wyoming, the mineralization is not necessarily typical of Wyoming roll-front deposits.  The uranium mineralization within the Project is sandstone hosted and was deposited along a geochemical solution front as is typical of roll-front mineralization in a manner similar to other Wyoming sandstone hosted uranium deposits. The features which distinguish mineralization within the Browns Park Formation harken to its eolian origin and include the absence of carbonaceous trash and lack of stratigraphic controls, i.e., the lack of distinct vertical variations in grain size and the lack of intervening finer grained units (Rackley, 1972).

The source of uranium is described as syngeneic in that alteration of the tuffaceous volcanic materials within the Browns Park Formation or within the immediately overlying North Park Formation liberated uranium which was transported by ground water and concentrated along oxidation/reduction interfaces within the formation (Dribus and Nanna, 1982).

The localization of uranium appears to relate to local variations in permeability and the presence of pyrite and/or hydrogen sulphide. Uranium mineralization, in general, appears to be of the roll-front type mineralization so common to the uranium basins in Wyoming, which cuts across sedimentary structures (Pincock, Allen, & Holt, 1986).

(24)

Section 9 – Exploration

To the author’s knowledge no relevant exploration work other than drilling, as described in Section 10, Drilling, of this report has been conducted on the property by Crosshair.  The Project is located within a brownfield site which has experienced past mine production and extensive exploration and development drilling.  The initial discovery was based on ground radiometric surveys reported in 1953 but since that time exploratory work has been primarily drilling.

(25)

Section 10 – Drilling

Currently, available drill data consists of radiometric equivalent data (eU3O8) for 2,167 historic drill holes and radiometric equivalent data (eU3O8) and USAT assay data for 400 drill holes completed during the 2011 drilling program.  For the 2011 drilling program downhole logging of the drill holes was completed using standard gamma technology as well as a uranium spectral analysis tool (USAT), supplied by Century Wireline of Tulsa OK.  The USAT method measures the gamma intensity of Pa234, the short lived (t½ = 6.7 hr) second daughter product of U238.  U238 reaches secular equilibrium with Pa234 within approximately 4 months thus USAT  gives a nearly direct measurement of uranium content and therefore allows determination of the equilibrium state of the uranium mineralization intersected in the hole.

Radiometric equilibrium conditions are discussed in Section 14, Mineral Resource Estimates, in this report.

Verification of historic data is discussed in Section 12, Data Verification.

Drill data available for this estimate is summarized in the following table:

	Total	Barren	Mineralized	>0.10 GT <0.5GT	>0.50 GT <1.0 GT	>1.0 GT
Historic Drill Holes	2,167	683	405	677	230	172
2011 Drill Holes	400	76	71	151	41	61
Total	2567	759	476	828	271	233

All drill holes, both historic and recent were shallow (less than 300 feet) and drilled vertically.  The dip of the Browns Park Formation within the Project varies from as much as 5o on the margins of the basin to essentially flat near the center of the basin (Vine and Prichard, 1954).   The surface location of the drill holes is shown on Figure 10.1, Drill Hole Location Map.  This figure distinguishes between the historic and recent holes and shows the general outline of mineralization which meets a minimum grade of 0.02% eU3O8 and a minimum GT of 0.10.

Both grade and GT distribution were log normal.  However, the range was not extreme with grade above cutoff ranging from 0.02% eU3O8 to a maximum of approximately 1% eU3O8 and GT above cutoff ranging from 0.10 to just over 5.  High grade and/or GT holes were used in the resource calculations, however, as discussed in Section 14 - Mineral Resource Estimates, the area of influence of allowed in the calculation was limited.

Drift surveys of the drill holes were generally not completed as the drilling was shallow and the dip of the formation reasonably flat.  Even at a maximum dip of 5o and given the average mineralized thickness of approximately 10 feet the difference between the measured vertical thickness and the true thickness measured perpendicular to dip would be less than 0.04 feet, i.e., 9.96 feet as compared to 10 feet.

(26)

T.13N.
T.12N.
R.93W.
R.92W.
Poison Buttes Rd
LEGEND
TOWNSHIP / RANGE LINE
SECTION LINE
EXISTING ACCESS ROAD
HISTORIC DRILL HOLE LOCATION
2011 DRILL HOLE LOCATION
RESOURCE AREA
1,000'
0
500'
1,000'
1 inch = 1,000'
BRS
CROSSHAIR ENERGY CORPORATION
JUNIPER RIDGE PROJECT
CARBON COUNTY, WYOMING
DRILL HOLE LOCATION MAP
10.1

(27)

Typical Cross Sections

Typical cross sections are shown for the most significant area of mineralization within the Project located in the southwestern portion of the Juniper Ridge East mineral resource area.  The location of the cross sections is shown on Figure, 10.2.  The cross sections are shown on Figure 10.3.  All data presented in the cross sections is from the 2011 program.

The cross sections are located along and transverse to the general trend of mineralization, spanning 1,200 feet along trend and 1,000 feet across trend.  The cross sections show:

•	Anomalous Radioactivity is continuous horizontally along and across the mineralized trend for more than 1,000 feet in either direction.
•	Individual drill holes have vertically continuous zones of anomalous radioactivity over a thickness of approximately 150 feet.
•	There is no discernable lithological difference within the vertically continuous zone of anomalous radioactivity. Thus, treating the mineralization as a single horizon is justified.
•	There are distinct variations in the thickness and grade of higher grade mineralized intercepts.

These cross sections support the conclusions of previous studies relative to the continuity mineralization as discussed in Section 7, Geologic Setting and Mineralization.

(28)

A
A'
B
B'
LEGEND
CROSS SECTION LINE
HISTORIC DRILL HOLE LOCATION
2011 DRILL HOLE LOCATION
2011 DRILL HOLE LOCATION
IN CROSS SECTION
RESOURCE AREA
200'
0
100'
200'
1 inch = 200'
BRS
CROSSHAIR ENERGY CORPORATION
JUNIPER RIDGE PROJECT
CARBON COUNTY, WYOMING
CROSS SECTION REFERENCE MAP
10.2

(29)

A
A'
JR-11-PB-113
JR-11-PB-313
JR-11-PB-112
JR-11-PB-298
JR-11-PB-322
JR-11-PB-372
JR-11-PB-334
JR-11-PB-347
6350
6300
6250
6200
6150
6100
6050
0'
100'
200'
300'
400'
500'
600'
700'
800'
900'
1000'
B
B'
JR-11-PB-220
JR-11-PB-334
JR-11-PB-323
JR-11-PB-202
JR-11-PB-342
JR-11-PB-340
JR-11-PB-286
JR-11-PB-359
JR-11-PB-271
1100'
1200'
EXPLANATION
EXISTING GROUND
DRILL HOLE I.D.
GRAPHIC SCALE
(IN FEET)
BRS
BRS INCORPORATED
RADIOMETRIC CROSS SECTIONS
CROSSHAIR ENERGY CORPORATION
JUNIPER RIDGE PROJECT
CARBON COUNTY, WYOMING
10.3

(30)

Section 11 – Sample Preparation, Analyses, and Security

The primary data collected for this Project is the down hole radiometric and USAT geophysical log data, and the lithological descriptions of the drill cuttings.  The geophysical log data was provided to Crosshair in electronic format.  Lithological descriptions, along with drill hole number and survey coordinates, were recorded on-site with a data recorder.  Qa/Qc of the data was completed by the project manager and the electronic data transferred to Crosshair’s data server with routine back up.

Seventeen core holes were completed during the 2011 drilling program primarily to provide samples for metallurgical testing.  Following field lithological description, the core was placed into plastic sleeves which were sealed to prevent oxidation.  The core was then placed into standard core boxes and temporarily stored in a secure facility in Baggs, Wyoming.

The author observed the core storage and examined some of the core which had been collected.  At that time no core had been prepared or shipped for assay, however, the basic protocol of maintaining a chain of custody and obtaining assays from a certified lab was discussed.  No core data was available at the time this report was prepared.  This was not necessary for the mineral resource estimate in that the estimate is based on radiometric equivalent data with the USAT data utilized to evaluate radiometric equilibrium.

In summary, the data needed for completion of the mineral resource estimate provided herein was collected and preserved to generally accepted industry standards and is appropriate for the stated purpose of this report.

(31)

Section 12 – Data Verification

The key data for the estimation of uranium mineral resources for this project includes:

•	Down hole geophysical log data which provides a quantitative measure of uranium concentration based on total gamma emissions, provided;
o	The geophysical logging equipment is properly calibrated.
o	The geophysical log data, measured in Counts Per Second (CPS) is properly converted to equivalent uranium grade, eU3O8.
o	The uranium mineralization is in radiometric equilibrium.
•	Chemical assays or other direct measurements of uranium grade to evaluate radiometric equilibrium conditions which may include;
o	Chemical assay of physical core.
o	Down hole neutron activation analysis of uranium content including;
▪	Prompt Fission Neutron (PFN) logging currently used and available commercially.
▪	Delayed Neutron Logging (DNL) developed in the 1970,s and used throughout the 1980’s. No longer commercially available.
o	Down hole spectral gamma measurements which only measure gamma from uranium daughter products with short half-lives.
▪	Commercially available Uranium Spectrum Analysis Tool (USAT)
▪	Cryogenic detector measuring Proactinium 234
•	Sample location; coordinates and elevation
•	Density of mineralized material

Data sources for the estimation of uranium mineral resource for this project include radiometric equivalent data (eU3O8) for 2,167 historic drill holes and radiometric equivalent data (eU3O8) and USAT assay data for 400 drill holes completed during the 2011 drilling program.  For the 2011 drilling program downhole logging of the drill holes was completed using standard gamma technology as well as a Uranium Spectral Analysis Tool (USAT) supplied by Century Wireline of Tulsa, OK.

Historic Radiometric Equivalent Database

The historic database was originally developed by UG and through completion of their feasibility study of the project area the database consisted of a down-hole radiometric equivalent assays from 3,935 drill holes (Pincock, Allen, & Holt, 1978).  UG utilized the commercial geophysical logging services of Century Geophysical Corporation (Century) for on-site geophysical logging.  Century provided the data to UG both as hard copy original geophysical logs and digital data with down hole CPS converted to eU3O8 by ½ foot intervals.  AGIP continued with the practice of using the logging services of Century for on-site geophysical logging and digital data with down-hole CPS converted to eU3O8 by ½ foot intervals.  At the time AGIP completed their feasibility study,  (Pincock, Allen, & Holt, 1986) states that the study was based on radiometric sampling (geophysical logging) from 5,423 drill holes in the vicinity of the property comprising 868,000 feet of which 4,871 of these drill holes were located on the AGIP mineral properties.

(32)

Note that the forgoing statement relative to the historic radiometric equivalent database is based on information provided in the technical studies, AGIP, 1986 and Urangeshellshaft, 1978 in part, but is also based on the direct personal knowledge of the author who managed the drill hole database on behalf of AGIP during the period of 1982 through 1986.  The author personally vetted and confirmed the database as did the independent authors of the historic technical studies.  The author can further attest that the original geophysical, lithologic, and other relevant data was in AGIP’s possession at the time the database was finalized for use in the 1986 feasibility study.  As a cautionary note, no recent drilling has been completed in the Juniper Ridge West area.  However, the author has supervised drilling in this area in the past and the database for this area was created in the same manner and concurrently with that for Juniper Ridge East.  Thus, it is the opinion of the author that the historic databases for both Juniper Ridge West and East are equally valid.

Subsequent to AGIP relinquishing the property the database was not fully preserved.  A portion of the data was retrieved by Crosshair from magnetic media.  Currently available drill data consists of radiometric equivalent data (eU3O8) for 2,167 historic drill holes and radiometric equivalent data (eU3O8).  Drill hole location maps are available which show the locations of the great majority of historic drill holes whether or not the down hole radiometric data was retrieved. The original geophysical logs are not currently available.

In addition to the historical radiometric drill data, Crosshair completed 400 drill holes in 2011.  As with previous mineral owners the commercial geophysical logging services of Century were employed.  The 2011 drilling program was intended to verify historic drilling and replace historic data for drill holes shown on the maps but for which the radiometric data was not available.  Thus, the current database consists of approximately 84% historical drill holes and 16% recent drill holes.

Of the 400 drill holes completed by Crosshair in 2011, sixty-nine were completed within 25 feet of a drill hole with historic radiometric data.  With respect to GT above a cutoff of 0.02% eU3O8;

•	Ten 2011 holes varied by less than 0.1 GT as compared to historic data.
•	Twenty-three 2011 drill holes had a GT that was lower than historic drill data by more than 0.1 GT but less than 1.0 GT.
•	Eighteen 2011 drill holes had a GT that was higher than historic drill data by more than 0.1 GT but less than 1.0 GT.
•	Twelve 2011 drill holes had a GT that was lower than historic data by more than 1.0 GT.
•	Six 2011 drill holes had a GT that was higher than historic data by more than 1.0 GT.
•	Overall the GT from the 2011 drill holes were slightly lower than the comparative historic data.

It is the author’s opinion that the variances in the comparison of historic and recent data is related primarily to variations related to continuity of grade of mineralization rather than variations in assay methodology and/or equipment.  Section 7 - Geologic Setting and Mineralization, discusses the continuity of grade observed in the deposit and provides an example of the grade variation in closely spaced drilling from the 2011 program.

(33)

In conclusion, it is the author’s opinion that current radiometric database consisting of a mixture of historic and recent dill data is reliable for the purpose of estimating mineral resources for the following reasons:

•
The historic and current radiometric data were developed by a commercial geophysical logging company.  The same commercial logging company, Century Geophysical Corporation, was employed for both the historic and current drilling programs and is one of the principal companies providing such logging services for the uranium industry in the US.

•	The companies which previously controlled the project area were involved in uranium exploration in the US and abroad and followed generally accepted industry practices.
•	The historic radiometric data was vetted and verified independently for two separate technical studies commissioned by the previous owners of the project area.
•	The procedures employed during the 2011 drilling program were observed and reviewed by the author and followed generally accepted industry practices.
•	The author has direct personal knowledge as to the veracity of the historic database having managed the database during the period of 1982 through 1986.

Historic Radiometric Equivalent Database

Although the results and general conclusions of previous studies of radiometric equilibrium are known, the historic data utilized to evaluate radiometric equilibrium in these reports is generally not available. The current data for evaluation of radiometric equilibrium is available from the 400 drill holes completed in 2011 for which there is both radiometric equivalent data and USAT data available. USAT logging is a commercially available product.  Calibration of the USAT tool and comparison to chemical assays is provided in Appendix B of this report.

It is the author’s opinion that this method of assessing radiometric equilibrium is appropriate and reliable for this project and that the volume of data is sufficient to reasonably determine radiometric equilibrium conditions for the purposes of estimating mineral resources.  The evaluation of radiometric equilibrium is provided in Section 14, Mineral Resource Estimates.

Sample Location

The initial plane surveying system was established using standard plane surveying techniques by UG and maintained by AGIP. The survey control system was created prior to the advent of current GPS technology.  When the author managed the project on behalf of AGIP all surveying of drill holes, mining claims, and control for aerial mapping was completed by an independent Professional Licensed Surveyor (PLS) and all surveying was completed within accepted mapping standards.  Initial drill hole locations were staked out by the surveyor and the final locations of all drill holes surveyed following drilling.  The surveyor utilized total station survey equipment which provided a digital record of coordinates and elevation accurate to a few tenths of a foot.

(34)

Recent drill hole surveys were completed using a Trimble proXH with a pole mounted tornado antenna.  Field data were post processed withTrimble Pathfinder Office and referenced to three fixed public reference stations.     The 2011 drill hole surveys were not tied into the on-site control net although both surveys report coordinates and elevations in the NAD 83 Wyoming State Plane system.  The 2011 survey methodology should yield sub meter accuracy with respect to both coordinates and elevation.

Density of Mineralized Material

The density of mineralized material used in the historic technical studies, (Pincock, Allen, & Holt, 1986) and (Pincock, Allen, & Holt, 1978), was 16.3 and 17 cubic feet per ton, respectively.  Although there was some test data available for the determination of density the factors for this data are not specifically provided in the reports nor are they available for this study.  The studies both recommended further testing to determine the density.  For the purposes of this report the author recommends a density factor of 16 cubic feet per ton based on direct personal experience with mining operations in similar sandstone hosted deposits in Gas Hills, Wyoming and Maybell, Colorado.

The maximum variance in the estimation of mineral resources based on density in the range of 16 to 17 cubic feet per ton is approximately 6%.

(35)

Section 13 – Mineral Processing and Metallurgical Testing

Current metallurgical testing has not been completed.  However, the deposit has been mined and the product from that mining shipped to conventional mills and recovered.  As documented in Section 6 - History, commercial uranium mining occurred intermittently from 1954 until 1966. Mined product was shipped to a variety of mills including Union Carbide’s mills located in Rifle and Maybell, Colorado, Western Nuclear’s Split Rock mill near Jeffrey City, Wyoming, and AEC ore buying stations (Anctill, 1987).  These uranium mills were acid leach facilities.

This historical production from the project demonstrates that uranium is recoverable from the mineralized material. Previous owners completed metallurgical studies and incorporated the findings of those studies in technical studies, (Pincock, Allen, & Holt, 1978) and (Pincock, Allen, & Holt, 1986). While the actual metallurgical studies are not available, the following is a summary of the findings as provided in the technical studies.

Feasibility Study	Lixiviant	Capacity Tons/Day	Mill Feed Grade	Mill recovery
UG 1978	Acid	2,000	0.06% U3O8	90.15%
UG 1978	Alkaline	2,000	0.06% U3O8	84%
AGIP 1986	Alkaline	540 maximum	0.06-0.12% U3O8	88.3 – 92.9%

In addition, to the alkaline milling process AGIP selected as its base case, earlier studies evaluated the use of both acid and alkaline heap leaching (Beahm, 1982).

Factors which will affect mineral processing recoveries and costs include;

•	The grade of the mined material. The solid loss is relatively constant. Thus, the higher the mill feed grade the higher the percentage recovery.
•
The calcium carbonate concentrations, which in some areas are in the range of 6 to 8% (AGIP, 1982). UG, 1978 estimated an average acid consumption of 228 lbs per ton of material processed. This is relatively high. It is the author’s experience that acid consumption greater than 300 lbs/ton would typically favor alkaline leaching in terms of a cost/benefit analysis.

•
If alkaline lixiviant is used recoveries are expected to be lower than acid lixiviant and alkaline lixiviants will have a tendency to cause the clay fraction in the leach material to swell which may not be desirable depending on the methodologies for mineral processing and tailings disposal.

•	In situ recovery would generally not be favorable due to relatively low permeability, lack of confining units, and a substantial portion of the mineralization occurring above the water table.

(36)

Section 14 – Mineral Resource Estimates

Based on drill density and verification drilling completed in 2011, the mineral resource estimate meets the criteria for Indicated Mineral Resources under the CIM Standards on Mineral Resources and Reserves.

The total Mineral Resources currently defined as 43-101 compliant for the Project are as follows:

Indicated Resource	Juniper Ridge West
GT Cut-off (ft x wt%)	0.1	0.25	0.5
Pounds eU3O8	840,000	758,000	601,000
Tons	635,000	487,000	340,000
Average Grade eU3O8	0.066	0.078	0.088

Indicated Resource	Juniper Ridge East
GT Cut-off (ft x wt%)	0.1	0.25	0.5
Pounds eU3O8	4,368,000	3,907,000	2,800,000
Tons	3,505,000	2,600,000	1,695,000
Average Grade eU3O8	0.062	0.075	0.083

Indicated Resource	PROJECT TOTAL
GT Cut-off (ft x wt%)	0.1	0.25	0.5
Pounds eU3O8	5,208,000	4,665,000	3,401,000
Tons	4,140,000	3,087,000	2,035,000
Average Grade eU3O8	0.063	0.076	0.084

The recommended base case for estimated mineral resources as highlighted in the forgoing tabulation is the 0.1 GT cutoff.  This recommendation is based upon the author’s experience with successful open pit mining of similar deposits which employed a similar cutoff criteria. In addition, although of a historic nature and completed prior to the implementation of National Instrument 43-101 and CIM Best Practice Guidelines, previous economic assessments of the Project used similar cutoff criteria.

The primary resource calculation method utilized in this report is the Grade Thickness (GT) contour method which complies with the best practice guidelines specific to uranium for the estimation of mineral resources and mineral reserves adopted by the CIM November 23, 2003 and is applicable to this type of deposit.

The mineral resource estimate represents a two dimensional estimate based on the total GT, by hole, meeting cutoff criteria.  The cutoff criteria applied included a minimum radiometric equivalent grade of 0.02% eU3O8, a minimum thickness of 2 feet to account for mine dilution, and a minimum GT of 0.10. Drill data reflecting the thickness (T), grade (eU3O.), and GT was

(37)

summed for all intercepts meeting cutoff criteria by hole. GT and T were then contoured using standard algorithms based upon the geological interpretation of the deposit. From the contoured GT ranges, the contained pounds of uranium were calculated by multiplying the measured areas by GT and density. Similarly, the total tonnage was calculated by contouring thickness and multiplying by area to obtain cubic feet, then converting to tonnage by applying the density factor. Tonnage by GT range was estimated based on the ratio of GT areas to total tonnage and the results summed. A density factor of 16 cubic feet per ton was utilized in the mineral resource calculation.  As discussed in Section 12, Data Verification, this factor is recommended by the author based on his direct mining experience in deposits of similar geologic age and genesis.

Currently available drill data consists of radiometric equivalent data (eU3O8) for 2,167 historic drill holes and radiometric equivalent data (eU3O8) and USAT assay data for 400 drill holes completed during the 2011 drilling program.  For the 2011 drilling program downhole logging of the drill holes was completed using standard gamma technology as well as a uranium spectral analysis tool (USAT), operated by Century Wireline Services of Tulsa OK.  The USAT method measures the gamma intensity of Pa234, the short lived (t½ = 6.7 hr) second daughter product of U238.  U238 reaches secular equilibrium with Pa234 within approximately 4 months thus USAT gives a nearly  direct measurement of uranium content and therefore allows determination of the equilibrium state of the uranium mineralization intersected in the hole.

GT contour maps for Juniper ridge East and West are provided as Figures 14.1 and 14.2, respectively.  Due to the observed variability of grade, as previously discussed, the projection of mineralization was limited to a maximum of 25 feet. The spacing of drill data within the areas for which mineral resources are projected is 100 feet or less.  Based on the density of data and interpretation of geologic continuity, the mineral resource as calculated is considered to meet CIM criteria as an indicated mineral resource.

Disequilibrium

Evaluation of radiometric equilibrium was based on 258 drill holes, with natural gamma and USAT data, completed in 2011 which met the cutoff criteria utilized in the mineral resource calculation.  While the average disequilibrium factor was slightly less than 1 (0.94), the disequilibrium factor varies by area, ranging from 0.84 to 1.04 with the higher factors corresponding to the more highly mineralized areas of the deposit.  For the purposes of assessing the overall mineral resources for the Project, it is recommended no correction for radiometric equilibrium be applied.

Figure 14.3 shows the general distribution of disequilibrium conditions with respect to the areas of project mineralization.

Environmental Permitting and Other Relevant Factors

With regard to the socioeconomic and political environment, Wyoming mines have produced over 200 million pounds of uranium from both conventional and ISR mine and mill operations with production beginning in the early 1950’s and continuing to the present.  The state has ranked as the number one US producer of uranium since 1994.  Wyoming is generally favorable

(38)

to mine developments provided established environmental regulations are met (refer to “Wyoming Politicians, Regulators Embrace Uranium Miners With Open Arms”, Finch, 2006).

Mine development would require a number of permits depending on the type and extent of development, the major permits being the mining permit issued by the State of Wyoming Department of Environmental Quality, Land Quality Division and the Plan of Operations approved by the BLM. Mineral processing for uranium would require a source materials license from the US Nuclear Regulatory Commission.  To the author’s knowledge, these environmental permits have not been obtained.  To obtain these permits it is likely that an Environmental Impact Statement (EIS) would be required.

Portions of the project area are split estate in that the surface ownership is held privately while the minerals are federal.  In these areas agreements with surface owners will be necessary for mining.  Such agreements are currently in place for the drilling.

To the author’s knowledge, there are no other significant factors that may affect access, title, or the right to perform work on the property.

(39)

LEGEND
HISTORIC DRILLHOLE COLLAR
2011 DRILLHOLE COLLAR
Color
GT
0.01
0.10
0.15
0.20
0.25
0.30
0.40
0.50
0.60
0.70
0.80
0.90
1.00
2.00
3.00
5.00
500'
0
400'
800'
1 inch = 800'

CROSSHAIR ENERGY CORPORATION
JUNIPER RIDGE PROJECT
CARBON COUNTY, WYOMING

JUNIPER RIDGE EAST

14.1

(40)

LEGEND
HISTORIC DRILLHOLE COLLAR
2011 DRILLHOLE COLLAR
Color
GT
0.01
0.10
0.15
0.20
0.25
0.30
0.40
0.50
0.60
0.70
0.80
0.90
1.00
2.00
3.00
5.00
500'
0
250'
500'
1 inch = 500'
CROSSHAIR ENERGY CORPORATION
JUNIPER RIDGE PROJECT
CARBON COUNTY, WYOMING
JUNIPER RIDGE WEST
14.2

(41)

1.13
JR-11-PB-337
0.85
1.04
1.00
0.84
0.85
LEGEND
DISEQUILIBRIUM FACTOR (DEF) >1.0
DISEQUILIBRIUM FACTOR (DEF) <1.0
DRILL HOLE WITH AVAILABLE DEF DATA
RESOURCE AREA
1 inch = 800'
CROSSHAIR ENERGY CORPORATION
JUNIPER RIDGE PROJECT
CARBON COUNTY, WYOMING
RADIOMETRIC EQUILIBRIUM
14.3
BRS

(42)

Sections 15 through 22 – Additional Requirements for Advanced Property Technical Reports

No current preliminary economic assessment of the Project and/or feasibility study has been completed for the Project.  Thus, the additional requirements for advanced technical reports, Sections 15 through 22, do not currently apply and the estimates provided herein relate solely mineral resources not mineral reserves.

Previous operators, AGIP and Urangeshellshaft (UG) completed technical studies in 1978 and 1986, respectively (Pincock Allen & Holt, 1978 and Pincock Allen & Holt, 1986).  Both studies concluded that the primary mining method would be open pit extraction with on-site conventional mill processing and tailings facilities. The major differences in the studies included:

•	Acid (UG) versus alkaline (AGIP) lixiviant.
o	Both studies evaluated acid and alkaline lixiviants.
o	Both studies show higher recovery for acid as compared to alkaline lixiviant, but with a higher cost per ton for consumable materials.

•	UG low mine cutoff grade (0.02%U3O8)
o	Pit design generally to maximize resource recovery.
o	High tonnage mill throughput, 2,000 tons per day.
o	Anticipated life-of-mine production 7.5 million pounds %U3O8.
o	Average grade 0.063%U3O8.
o	Estimated operating cost in 1978 dollars, $26.62 per pound U3O8.

•	AGIP higher mine cutoff grade (0.05%U3O8)
o	Pit design to maximize return on investment.
o	Lower tonnage mill throughput, 250 to 540 tons per day.
o	Anticipated life-of-mine 4 million pounds %U3O8.
o	Average grade 0.108%U3O8.
o	Estimated operating cost in 1986 dollars, $18.47 per pound U3O8.

In addition to these formal studies, completed by third party consultants, internal preliminary economic assessments by AGIP (Beahm, 1982) evaluated on-site extraction via heap leach recovery.  These studies considered both alkaline and acid lixiviants.

Cautionary Note: The foregoing technical studies previously completed for the project area are of a historical nature.  These studies were completed prior to the implementation of National Instrument 43-101 and CIM Best Practice Guidelines.  As such, the data and/or results of these past technical studies should not be relied upon.

It is the author’s opinion that these technical studies were completed to the professional standards of care of the day by recognized mining and geological consultants and that these studies can provide a useful reference for future economic assessments.  Recommendations to confirm and augment the historical technical studies with a current economic assessment are provided in Section 27 – Recommendations.

(43)

Section 23 – Adjacent Properties

The nearest and most similar adjacent property is the Maybell/Lay area located approximately 36 air miles (55 road miles) SSW near the community of Maybell, Colorado. Uranium mineralization is hosted in the Browns Park Formation. The genesis of uranium mineralization at Maybell is very similar to that of the mineralization found at Juniper Ridge (Vine and Prichard, 1954).

Mining in the Maybell area was conducted by Trace Elements Corporation later Union Carbide Corporation (UCC) by open pit methods.  The uranium mill at Maybell was operated under an AEC uranium concentrate purchase contract executed November 5, 1956.  The Maybell mill facility was shut down in October, 1964 and decommissioned (Albretsen and McGinley 1982).  Subsequently, the facility was re-opened for a brief period in the late 1976 and operated through1981 as heap leach facility processing low grade mineralized stockpiles and newly mined material.  The heap leach facility used acid leach with solvent extraction producing a uranium rich resin which was shipped to UCC’s Gas Hills, Wyoming facility for final beneficiation (personal knowledge of the author employed by UCC at the time).

The Maybell mill processed some 2.3 million tons of containing 4.57 million pounds of uranium at an average grade of 0.098% U3O8.  The facility recovered just over 4 million pounds of uranium (Albretsen and McGinley 1982).  The heap leach facility produced approximately 1 million additional pounds of uranium.

Mineral claims in the Maybell area are currently held by Oregon Energy a US subsidiary of Energy Ventures of Australia. (http://www.energyventures.com.au/projects/projectsoregon.html)

(44)

Section 24 – Other Relevant Data and Information

Molybdenum is known to be associated with the uranium mineralization at Juniper Ridge.  Previous economic assessments and technical studies have evaluated the occurrence of molybdenum is association with uranium mineralization.  Earlier studies (Pincock, Allen, & Holt, 1978) included recovery of molybdenum as a co-product.  Later studies (Pincock, Allen, & Holt, 1986) did not.  Whether molybdenum is recovered as a co-product or not, due consideration should be given to its presence with respect to process design as it may affect uranium recovery under certain circumstances.  Most of the historic assay data with respect to molybdenum concentrations is not available.  It is recommended that whenever physical samples are analyzed for uranium, analysis for other constituents including molybdenum, selenium, arsenic, and calcium and magnesium carbonate be completed.  The presence or absence of these constituents may have implications for process design and/or tailings management.

Substantial data was once developed with respect to ground water conditions. Currently available data and reports have very little information in this regard.  Based on the author’s personal work experience on the project, the water table is relatively shallow, less than 100 feet from the surface.  The Browns Park Formation is a single unconfined aquifer with low permeability and transmissivity due to the interstitial clay content.  Water quality generally meets Wyoming standards for livestock but does not meet drinking water standards.  Additional and current data relative to ground water conditions, water levels, water quality, and flow rates is needed for project design and ultimate environmental permitting.  To the extent possible a zero discharge facility should be considered in the design process.

Within and adjacent to the Project there is oil and gas development.  Oil and gas are leasable commodities whose rights are independent of the uranium mineral rights which are locatable under US laws and regulations.  While neither mineral should preclude the development of the other, the presence of the oil and gas development may limit access and/or impact activities such as ground water monitoring.  It is recommended that the oil and gas lessees be contacted as to potential conflicts and to gain a full understanding of their processes as they may affect environmental baseline and monitoring programs.  Oil and gas development in the vicinity of the Project is at depths in excess of 2,500 feet in geologic formations separate from the Browns Park. Search of the Wyoming Oil and Gas Commission website (http://wogccms.state.wy.us/) shows one well with log data located in the SE, SW of Section 28, Township 13 north, Range 92 West.  This well, North Gamblers Fed 30-28, was completed to a depth of 8,700 feet and targeted potential oil and gas in the Fort Union, Lance, Fox Hills, and Lewis Shale formations.  Other shallower wells are located in the vicinity but no log data is available.

(45)

Section 25 – Interpretation and Conclusions

In summary, the current mineral resource estimate meets the criteria for Indicated Mineral Resources under the CIM Standards on Mineral Resources and Reserves and can be used as the basis for completion of a preliminary economic assessment. Once the preliminary economic assessment is completed, in accordance with relative standards and guidance, the portions of the mineral resource shown to be economically recoverable may be converted to probable mineral reserves.

Substantial data was once developed for previous technical studies and environmental permitting and licensing.  Crosshair has recovered some of this data and it may be used for reference and to guide the future studies and work programs recommended in Section 26 of this report.  If more of the historic data can be located this could diminish the level of future studies provided the data and/or conclusions of such historic data and information is properly verified and confirmed.

The Project is located in an area which has been mined in the past.  In addition, the most similar known uranium deposit, the Maybell project, was also mined producing over 5 million pounds of uranium as discussed in Section 23 of this report.  This in conjunction with the data and conclusions from previous technical studies indicate that, given acceptable market conditions, the project can be developed.  To the author’s knowledge there are no conditions of a political or environmental nature that would preclude the development of the Project provided that all applicable state and federal regulations are met.

It is the author’s opinion that the Project is best suited to conventional open pit mining in concert with either on-site beneficiation or upgrading with off-site processing of a concentrate.  Specifically it is recommended that the base case consider open pit mining in conjunction with on-site heap leach recovery and that alternatives of on-site upgrading with off-site processing and on site conventional milling be weighed in comparison the this base case.

(46)

Section 26 - Recommendations

Recommendations are broadly divided into the following major categories; preliminary economic assessment, metallurgical studies, drilling, surveying and mapping, and baseline studies.  The major categories are generally listed in order of importance although some studies need to be completed, all or in part for other studies to proceed.  The recommendations that follow should be amended based on the results of other studies.

Preliminary Economic Assessment

A summary of major tasks for completion of a preliminary economic assessment follows.  It is recommended based on the author’s experience with this and similar projects that the base case should be an open pit mine operation in conjunction with an on-site heap leach mineral processing facility.  Some confirmatory leach and column testing of the mineralized cores collected during the 2011 drilling program is needed to complete this study.

Expense Category	Scope of Services	Estimated Cost
Open Pit Mine Conceptual Design and Sequence	Prepare conceptual open pit designs and mine sequence. Evaluate production options of 250 to 500 thousand pounds per year.	$50,000
Mine CAPEX and OPEX	Estimate capital and operating costs based on similar project experience and published mine cost data.	$20,000
Mineral Processing Facility Preliminary Design	Conduct confirmatory leach testing for alkaline and acid lixiviant. Prepare conceptual design for on-site heap leach. Address conventional milling and off-site processing as alternatives.	$50,000
Mineral Processing CAPEX and OPEX	Estimate capital and operating costs based on similar project experience and published mine cost data.	$20,000
Annual Cash Flow and Cost Model	Complete annual cash flow based on average production rates. Estimate IRR, DCFROR, and NPV.	$15,000
Technical Report	Complete preliminary economic analysis and technical mineral reserve report.	$35,000
Total Estimated Cost		$190,000

Metallurgical Studies

Metallurgical studies should evaluate both acid and alkaline lixiviants.  The studies should not be limited only to resource recovery but should characterize both liquid and solid waste streams.  The disposal/containment costs and environmental sensitivities of mill tailings are such that it is critical to characterize the potential waste streams as to their physical and chemical characteristics.  Studies should also evaluate alternatives for stabilizing the waste streams physically and/or chemically.  In addition, the nature of the mineralized material is such that the

(47)

uranium values primarily occur as interstitial filling around the sand grains.  As such various techniques for mechanically upgrading the material may be considered.  For all methods tested for upgrading of the mineralized material mass balance for uranium, associated metals, and carbonates should be determined.

Expense Category	Scope of Services	Estimated Cost
Leach Studies	Complete a range of leach conditions beginning with data from previous work. Six tests each alkaline and acid including analytical work.	$15,000
Column Leach Testing	Minimum of two columns based on selected conditions from leach studies	$30,000
Upgrading Studies
Size Fraction Testing	Standard sieve analysis; ¼ inch minus to 400 mesh screening. Mass balance for uranium, associated metals, and carbonates.	$5,000
Attrition Scrubbing	Four tests attrition test and analysis	$8,000
Ablation	Four tests at a ranging of liquid/solid ratios	$20,000
Gravity Separation	Four tests with mass balance for uranium, associated metals, and carbonates.	$4,000
Flotation	Four test with mass balance for uranium, associated metals, and carbonates.	$4,000
Waste Characterization	Determine general engineering and chemical properties of waste products. Develop samples for diffusion testing.	$12,000
Waste Diffusion Testing	ASTM C 1308 testing of tailings samples to determine long term diffusion rates of potential contaminants. Four tests.	$28,000
Total Estimated Cost		$126,000

Drilling

Drilling costs are estimated at $16.25 per foot based on Crosshair 2011 rates to include drilling, geophysical logging, supervision and overhead.  The drilling is shown by area in the following table with general areas shown on Figure 26.1. Historic drill maps should be used to guide the drilling program.

Expense Category	Scope of Services	Estimated Cost
Exploratory Drilling	Northern trend (former UCC mineral claims). 100 holes; 16,000 feet.	$260,000
	NE extension. 25 holes; 4,000 feet	$65,000
Delineation Drilling	Confirmation and delineation Juniper Ridge West 25 holes; 4,000 feet	$65,000
	Juniper Ridge East main area mineralized area. 200 holes; 32,000 feet.	$520,000
Total Estimated Cost	350 holes; 56,000 feet	$910,000

(48)

Surveying and Mapping

Surveying and aerial mapping of the site is recommended for a variety of reasons.  Aerial mapping provides clear documentation of the current site conditions as well as base mapping and a digital elevation model (DEM) for design and baseline studies.  The surveying and mapping should be completed in Wyoming state plane coordinates.  All existing site data including drill hole locations should also referenced to the same system.

Expense Category	Scope of Services	Estimated Cost
Surveying Control	Establish survey control and set aerial targets for flight.	$10,000
Aerial Mapping	Complete flight and deliver aerial photo mosaic and 2 foot contour mapping and DEM in digital format	60,000
Total Estimated Cost		$70,000

Baseline Studies

Although baseline studies are not typically completed until the project is beginning the environmental permitting process, there are advantages to initiating and/or completing certain studies.  Completion of both wildlife and archeological studies is recommended.  Completion of these studies will assist with permitting of the current drilling program and future permitting needs.  In addition, collection of limited ground water level and quality data will aid future permitting as a minimum of one year baseline data is required in this regard.

Expense Category	Scope of Services	Estimated Cost
Archeological Surveys	Complete archeological surveys and consultations with the BLM and SEO.	$15,000
Wildlife Surveys	Complete sensitive species surveys and consultations with federal and state fish and game services.	$15,000
Ground Water Monitoring		60,000
Total Estimated Cost		$90,000

Summary

Expense Category	Estimated Cost
Preliminary Economic Assessment	$190,000
Metallurgical Studies	$126,000
Drilling	$910,000
Surveying and Mapping	$70,000
Baseline Studies	$90,000
Total Estimated Cost	$1,386,000

(49)

Juniper Ridge West
25 Holes
North Trend
100 Holes
North East Trend
25 Holes
Main Resource Area
200 Holes
No Recommended Drilling
Poison Buttes Rd
T.13N.
T.12N.
R.93W.
R.92W.
LEGEND
TOWNSHIP / RANGE LINE
SECTION LINE
EXISTING ACCESS ROAD
HISTORIC DRILL HOLE LOCATION
2011 DRILL HOLE LOCATION
RESOURCE AREA
RECOMMENDED EXPLORITORY DRILLING AREA
RECOMMENDED DELAMINATED DRILLING
1,000'
0
500'
1,000'
1 inch = 1,000'
BRS
CROSSHAIR ENERGY CORPORATION
JUNIPER RIDGE PROJECT
CARBON COUNTY, WYOMING
RECOMMENDED DRILLING
28.1

(50)

Section 27 – References

SELECTED BIBLIOGRAPHY

Anctil, Ralph J., Overview, June 1987,  Baggs Project, Poison Basin Uranium  District, Carbon County, Wyoming: Coca Mines.

Albretsen, H. and McGinley, F. E., September, 1982, Summary History of Domestic Uranium Procurement Under U. S. Atomic Energy Commission Contracts, Final Report, U.S. Department of Energy Open-File Report GJXB-220 (82).

Austin, S. R., and D’Andrea, B. F., Jr., 1978, Sandstone-type uranium deposits, in Mickle, D. G., and Mathews, G. W., eds., Geologic characteristics of environments favorable for uranium deposits:  U.S. Department of Energy Open-File Report GJBX-67(78), p. 87-120.

Beahm, D. L., 1982, Juniper Ridge Project Summary, Agip Mining Co., Inc.

Dribus, J. R., and Nanna, R. F., June 1982, National Uranium Resource Evaluation, uranium assessment for the Rawlins Quadrangle of Wyoming and Colorado: U. S. Department of Energy Open-File Report PGJ/F—019(82).

Grutt, E. W., Jr., and Whalen, J. F., 1955, Uranium in northern Colorado and southern Wyoming, in Guidebook to the geology of northwest Colorado:  Rocky Mountain Association of Geologists and Intermountain Association of Petroleum Geologists, p. 126-129.

Pincock, Allen & Holt, Inc., 1978: Technical Feasibility Report, Juniper Ridge Project, Baggs, Wyoming: Urangeshellshaft U. S. A., Inc.: Geology, Ore Reserves and Mining, v. II.

Pincock, Allen & Holt, Inc., 1986, Feasibility Report, Juniper Ridge: AGIP Mining Co., Inc.: Ore Reserves and Mine Plan, v. II.

Rackley, R. I., 1972, Environment of Wyoming Tertiary uranium deposits: American Association of Petroleum Geologists Bulletin, v. 56, no. 4.

Vine, J. D., and Prichard, G. E., 1954, Uranium in the Poison Basin area, Carbon County, Wyoming: U.S. Geological Survey Circular 344, 8 p.

(51)

APPENDIX A – MINERAL OWNERSHIP

MINERAL LEASE

STATUS SHEET FOR LEASE # 0-41095
All Sec. 36, T13N, R93W

ASSIGNMENTS

LESSEE OF RECORD
WORKING INTEREST HOLDERS OVERRIDING ROYALTY

DATED	ASSIGNOR/INT.	ASSIGNEE	INT/CONV.	INT/RETD.	LAND ASSIGNED	APPROVED
10-13-10	Miller & Associates, LLC	Strathmore Resources (US), Ltd. 2420 Watt Court Riverton, WY 82501	100%	None	All Lease	12-14-10
STATUS 0-41095 AS OF DECEMBER 14, 2010

Leasehold Interest

Strathmore Resources (US), Ltd. 100%

P.L. #23
Amended January 6, 1998

METALLIC AND NON-METALLIC ROCKS AND MINERALS

Uranium and Associated Minerals Mining Lease

THIS INDENTURE OF LEASE, entered into by and between the STATE OF WYOMING acting by and through its Board of Land Commissioners, party of the first part, hereinafter called lessor, and Miller and Associates, LLC party of the second part, hereinafter called the lessee.

Witnesseth:
Section 1 -PURPOSES. The lessor, in consideration of the rents androyalties to be paid and the covenants and agreements hereinafter contained and to be performed by the lessee, does hereby grant and lease to the lessee the exclusive right and privilege to prospect, mine, extract and remove from any lode, lead, vein or ledge, or any deposit, either lode or placer, and dispose of *~~all metallic and non metallic rocks and minerals, with the exceptionof coal, oil shale, bentonite, leonardite, oil and gas, sand and gravel, or rock crushed for aggregate~~, in or under the following described lands, to-wit:

* Uranium and Associated Minerals

640.00 All Section 36, Twp. 13N, Rg. 93W, 6th p.m.

consisting of 640.00 acres, more or less, Carbon county, together with the right to construct and maintain thereon all works, buildings, plants, waterways, roads, communication lines, power lines, tipples, hoists, or other structures and appurtenances necessary to the full enjoyment thereof, subject however, to the conditions hereinafter set forth;

Section 2 -TERM OF LEASE. This lease unless terminated at an earlier date as hereinafter provided, shall remain in force and effect for a term of ten (10) years beginning on the 2nd day of April , 20 05 and expiring on the 1st day of April, 20 15.

Section 3. In consideration of the foregoing, the lessee covenants and agrees as follows:

A. BOND - When the lease becomes an operating lease or actual operations for the mineral are to be commenced, the bond shall be furnished in such reasonable amounts as the Office of State Lands and Investments shall determine to be advisable in the premises. The operating bond shall preferably be a corporate surety bond, executed by the lessee, the surety being authorized to do business in the State of Wyoming. A cash bond may be furnished on consent of the Office of State Lands and Investments if the lessee is unable to obtain a corporate surety bond. Form of bond will be furnished by the Office of State Lands and Investments. The State will require two executed copies of the bond, therefore as many additional copies should be made as will be required by the lessee and the bonding company.

B. PAYMENTS To make all payments accruing hereunder to the Office of State Lands and Investments 122 West 25th Street-3 West, Herschler Building, Cheyenne, Wyoming 82002-0600.

C. RENTALS- Prior to the discovery of commercial quantities of the said mineral or minerals in the lands herein leased, to pay to the lessor in advance, beginning with the effective date hereof, an annual rental of one dollar ($1.00) per acre, or fraction thereof, prior to the discovery of metallic and non-metallic rocks and minerals for the first five (5) years of lease. Two dollars ($2.00) per acre, or fraction thereof for the sixth to tenth (6-10) years, or any renewal thereof, provided however, that if the said lands are not on a commercial mining basis and so operated at the end of two (2) years from the date hereof, such annual rental may be increased at the option of the lessor to such an amount as the lessor may decide to be fair and equitable.

After the discovery of commercial quantities of said mineral or minerals on lands herein leased, to pay to the lessor in advance, beginning with the first day of the lease year succeeding the lease year in which commercial discovery was made, an annual rental two dollars ($2.00) per acre or fraction thereof unless changed by agreement, such rental so paid for any one year to be credited on the royalty for that year. Lessor shall have no obligation hereunder to give lessee advance notice any rental payment.

Annual rentals on all leases shall be payable in advance for the first year and each year thereafter. No notice of rental due shall be sent to the lessee. If the rental is not received in this office on or before the date it becomes due, Notice of Default 1 be sent to the lessee and a penalty of
$.50 per acre or fraction thereof, for late payment will be assessed.

The lessee is not legally obligated to pay ther the rental or the penalty, but if the rental and penalty are not received in this office within thirty (30) days after the Notice of Default has been received by the lessee, the lease will terminate automatically by operation of law. Termination of the lease shall not relieve the lessee of any obligation incurred under the lease other than the obligation to pay rental or penalty. The lessee shall not be entitled to a credit on royalty due for any penalty paid for late payment of rental on an operating lease.

D. ROYALTY. Lessee shall pay to lessor:

(1) A royalty of five percent {5%) of the gross value of uranium bearing ore mined and removed from the said lands. Gross value of uranium ore removed from the leased lands shall be the fair market value of ore of like grade and quality for uranium contained therein prevailing in the area of the leased lands at the time of removal. Determination of uranium content for purposes of determining the gross value on which royalty shall be paid shall be made on a calendar monthly basis using a weighted arithmetic average of uranium content on all lots of ore mined and removed from the leased lands during said calendar month. The mineral content of 1 ore mined and removed from the leased premises shall be determined by lessee in accordance with standard sampling and analysis procedures. Lessor upon request to lessee and at lessor's expense shall have the right to have a representative present at the time samples are taken and, at lessor's request, shall be furnished a portion of all or any samples taken without cost to lessor.

{2) A royalty of one dollar ($1.00) per wet ton (2,000 pounds) on all merchantable sulphur mined, removed, and recovered from the leased lands. If the lessor elects to take s royalty in kind/ the royalty shall be five percent (5%) of the merchantable sulphur mined, such sulphur to be good merchantable mine run sulphur at the mine.

(3) A royalty of five percent (5%) of the quantity or gross value at the mine of all merchantable sodium, calcium carbonate, shortite, potassium, trona and associated mineral salts mined, revolved and recovered from the leased lands; provided, however, that the royalty so paid to lessor shall not be less than twenty-five cents (25¢) per ton of 2000 pounds.

(4) A royalty of five percent (5%) of the quantity or gross value at the mine of all merchantable phosphate mined, removed and recovered from the leased lands.

(5) Other unspecified Minerals Unless a lower royalty is fixed by the Board/ in order to allow the economic mining or development of a particular mineral deposit, royalty on all other minerals for which no royalty rate is specified shall· be based on Adjusted Sales Value per ton as follows:

Adjusted Sales Value per Ton        Percentage Royalty

$ 00.00 to $ 50.00             5%
$ 50.01 to $100.00             7%
$100.01 to $150.00             9%
$150.01 and up                 10%

(a) Determine the Gross Sales Value of all such minerals and/or mineral products from this lease sold during the past calendar month. Such sales value shall be based upon the actual sales value of marketable products as shown by sales receipts.If sales should occur within a company, then prices as published by the Engineering and Mining Journal in the "E" and "MJ" Markets section, or other mutually agreed upon prices shall prevail for determining Gross Sales Value. The Gross Sales Value shall then be divided by the tons of ore processed in that production of mineral and/or mineral products sold - to determine the Gross Sales Value per ton.

(b) Determine the Price Index Factor by dividing the Constant Price Index by the Current Price Index. Both prices indices shall be obtained from the Producer Price Index for all commodities, or its successor index, as published monthly by the United States Department of Labor, Bureau of Labor Statistics. The Constant Price Index shall be the index for the month and year of the lease and the Current Price Index shall be the index for that month for which royalty is being calculated.

(c) Determine the Adjusted Sales Value per ton by multiplying the Gross Sales Value per ton by the Price Index Factor.

(d) The amount of Production Royalty is then the product of the Royalty Rate expressed in decimals to five (5) places and the Gross Sales Value.

After a lease becomes an operating lease, the Board of Land Commissioners may reduce the royalty payable to the State as to all or any of the lands, formations, deposits, or resources covered by the lease, if it determines thatsuch a reduction is necessary to allow the lessee to undertake operations or to continue to operate with a reasonable expectation that the operations will be profitable.Such a reduction in royalty payable to the State shall in all cases be conditioned upon the cancellation of all cost-free interests in excess of 5% and the reduction of all other cost-free interests in the same proportion as the State's royalty is reduced. The Board may also make other requirements as a condition to the reduction in royalty.

If any ore contains more than one of the minerals which are the subject of this paragraph, royalties shall be computed and paid separately under the appropriate rate as to and for each of such minerals, i.e. value of ore as to one mineral shall not be added to value as to another mineral in determining value for royalty purposes. The determination of such mineral content for purposes of determining the ore value per ton on which royalty shall be paid shall be made on a calendar monthly basis, using a weighted arithmetic average of said mineral content on all lots of ore mined and removed from the leased lands during said calendar month.

E. LESSOR MAY TAKE ROYALTY IN KIND. At any time and from time to time the lessor may at its option notify the lessee that lessor desires its royalty proceeds to be paid direct to it by the purchaser of the mineral or minerals and lessee agrees promptly upon receipt of such notice to make, execute and deliver in writing to lessor a royalty authorization deduction request on a form approved by lessor requiring the mineral purchaser to pay lessor's royalty direct to it.

F. MONTHLY PAYMENTS AND STATEMENTS. Unless a different time or method of payment is agreed to by the Board, lessee shall make payments in full on or before the twentieth (20th) day of the calendar month succeeding the month of production of all minerals mined and removed from the land; and to furnish sworn monthly statements therewith showing in tons or cubic yards the amount of all ore mined and removed; and such other pertinent information as may be requested of its lessees by the lessor. These statements are to be subject to verification by examination of the relevant books and records of the lessee.

G. WORKINGS.
(1) All mining operations and workings shall be conducted in such a manner so as to remove all commercial quantities of minerals so far as is economically possible in the deposits worked; that all shafts, inclines andtunnelsshall bewelltimbered(when good miningpracticerequires timbering); that all underground timbering placed in the mines and necessary to the preservation of the property and safety of the workmen shall be kept in good condition and repair and at no time shall such timbering be removed unless all of the commercial quantities of ore has been removed or such removal will in no way or manner interfere with or prevent future mining operations the land; that at the expiration of this lease, or earlier termination thereof, all underground timberings shall become the property of the lessor without compensation therefore to the lessee; that all parts or workings when the ore is not exhausted and for good reasons not being worked shall be kept of water and debris; that underground workings will be protected against fire and flood, and creeps and squeezes will be checked without delay, and to leave such pillars as may be necessary to support the cover and protect the slopes, air courses, manways and hauling roads.

(2) That all open or strip-mining operations shall be conducted so as to remove all commercial quantities of minerals so far as is economically possible in the deposits worked; that all waste material mined and not removed from the premises shall, as mining progresses/ be used to fill the pits and leveled unless consent of the lessor is otherwise obtained/ so that at the expiration, surrender, or termination of the lease, the land will reasonably approximate its original configuration and with a minimum of permanent damage to the surface; that all roadsand bridges built and necessary to the mining operations on the land shall1upon expiration, forfeiture or surrender of the said lease1 become the property of the lessor.

H. MAPS AND REPORTS. Upon demand, to furnish the Office of State Lands and Investments, with copies or blueprints of all maps of underground surveys of leased lands made or authorized by the lessee, including engineer's field notes, certified by the engineer who made such survey; and to make such other reports pertaining to the production and operations by the lessee as may be called for by the lessor.

Copies of all electrical, gamma-ray neutron, resistivity or other types of subsurface log reports obtained by or for lessee in conducting operation on the leased premises shall be submitted to the State Geologist as required by w.s. 36-6-102.

I. TAXES AND WAGES - FREEDOM OF PURCHASE. To pay, when due, all taxes lawfully assessed and levied under the laws of the State of Wyoming upon improvements and values produced from the land hereunder1 or other rights/ property or assets of the lessee; to accord all workmen and employees complete freedom of purchase, and to pay all wages due workmen and employees as required by law.

J. STATUTORY REQUIREMENTS AND REGULATIONS. To comply with all State statutory requirements and valid regulations thereunder.

K. ASSIGNMENT OF LEASE - MINING AGREEMENTS.

(1) Lessee may assign the entire lease with the written consent of lessor, but not any one or more of the minerals which this lease might include, except by assignment of the entire lease.

(2) Lessee shall submit a signed copy of any mining agreement entered into affecting the possessory title to any of the land hereby leased for approval by the lessor.

(3) All overriding royalties to be valid must have the approval of the Board and be noted on the executed lease. The Board reserves the exclusive right of disapproval of such overriding royalties when in its sole opinion they become excessive and hence are detrimental to the proper development of the leased lands.

L. DELIVER PREMISES IN CASE OF FORFEITURE. Subject to the provisions of Section 6 hereof, to deliver the leased lands with all permanent improvements thereon, in good order and condition, in case of forfeiture of this lease, but this shall not be construed to prevent the removal, alteration or renewal of equipment and improvements in the ordinary course of operations.

M. DILIGENCE IN DEVELOPMENT. This lease is granted with the express understanding that prospecting, mining and the recovery of the commercial quantities of minerals in the above described lands shall be pursued with diligence, and if at any time the lessor has reasonable belief that the operations are not being so conducted, it shall so notify lessee in writing, and if compliance is not promptly obtained and the delinquency fully satisfied, it may then, at the end of any lease year, declare this lease terminated. Any improvements that the lessee may have placed on the property shall be disposed of pursuant to Section 6 of this lease.

Section 4. GENERAL COVENANTS

A. Subject to the rules and regulations governing multiple use and development of sub-surface resources, the lessee shall have the right to enter upon, occupy and enjoy such surface areas of the described tract as are necessary for mining, and the construction of all buildings and other surface improvements incidental to the work contemplated by this lease.

The lessee shall fully protect the rights of any agricultural and grazing leases which have heretofore or may hereafter be granted by erecting cattle guards or gates and keeping closed gates in all fences in which openings are or may be made, and for protection of stock grazing thereon to fence or close all holes, pits, shafts, tunnels, or open cuts in which injury might be sustained, and shall not contaminate any living water upon the land so as to make it injurious to livestock.

Should the lessee or any person holding from, by or under the lessee, in any operation on said premises under this lease, destroy or injure any crop, building or other improvements of any tenant, lessee, purchaser or other person holding under the State, the lessee agrees to fully indemnify all such injured parties in such sum or sums as may be mutually agreed upon by the respective parties, or as may be fixed by appraisers appointed by each party. If agreement is impossible the Board of Land Commissioners may fix the amount of such indemnity after inspection and Hearing.

Mining operations shall not be conducted nearer than two hundred (200) feet from any productive oil or gas well without consent of the oil and gas lessee or operator. Lessee shall not disturb any existing road or roads now on said lands nor roads leading to or from any mine or well or well location without first providing adequate and suitable roads in lieu thereof.Lessee shall fully indemnify any other sub-surface lessee for any injury or damages resulting from negligent or unauthorized operations hereunder.

B. Relinquishment and Surrender or Forfeiture of this lease shall be in conformance to Section 17 (Relinquishment or Surrender) of the Rules and Regulations Governing the Leasing of Sub-surface Resources adopted by the Board of Land Commissioners and the State Lands and Investment Board,

effective MARCH 1, 1982.

c. As to mine and personnel safety, all mining operations on these premises shall be subject to the supervision of any official or agency of the State of Wyoming having jurisdiction under the laws of such State.

D. During the proper hours and at all times during the continuance of this lease the lessor or its representatives shall be authorized to go through any of the shafts, openings or working on the premises, and to examine, inspect and survey the same and to make extracts of all books and weigh sheets which show in any way the output from the land.

E. It is expressly understood and agreed that the mining rights and privileges hereunder shall extend to *~~and include all metallic and non metallic rocks and minerals~~, and that no rights or privileges respecting coal, oil and gas, oil shale, bentonite, leonardite, zeolite, sand and gravel, or rock crushed for aggregate are granted or intended to be granted by this lease. The lessee shall promptly notify the lessor of the discovery of any minerals upon the leased premises which can be produced in commercial quantities.* Uranium and Associated Minerals

F. This lease is granted for the purposes as herein set forth only under such title as the State of Wyoming now holds in and to the minerals that may be found in or under the above described lands, and if it is subsequently divested of same, no liability shall be incurred by virtue of this lease for any loss or damage to the lessee; nor shall any claim for refund of rents or royalties theretofore paid be made by said lessee, its successors or assigns, or be allowed by lessor.

In the event the possession or occupancy of said leased premises is denied or contested, the lessor shall have the right, but not the obligation, and at lessor's election, to undertake to place said lessee in possession by process of law or otherwise, or to defend him in such occupancy.

Section 5. THE LESSOR EXPRESSLY RESERVES:

Disposition of Surface. The right to lease, grant rights-of-way across, sell or otherwise dispose of the surface of the land embraced within this lease and to lease, sell, or otherwise dispose of any sub-surface resource not covered by this lease, under existing laws or laws hereafter enacted, or in accordance with the rules of the Board of Land Commissioners insofar as the surface is not necessary for the use of the lessee in mining operations.

Section 6. APPRAISAL OF IMPROVEMENTS. Upon the expiration of this lease or earlier termination thereof pursuant to surrender of forfeiture, or if such land be leased to another other than the owner of the improvements thereon, the lessee agrees that the improvements shall be disposed of pursuant to Title 36, W.S. 1977 as to State and School Lands and Title 11, W.S. 1977 as to State Lands and Investment Board. In the event that within ninety (90) days after the expiration of this lease/ or earlier termination thereof pursuant to surrender or forfeiture there is no new lessee of said lands, or of the part thereof on which lessee has caused improvements to be made, then· lessee may, within the sixty (60) day period next succeeding said ninety (90) days, cause to be removed from said lands any improvements theretofore made thereon by lessee, provided that lessee shall repair any damage to the land caused by such removal.

Section 7. FORFEITURE CLAUSE. in the event that the Board, after notice and hearing, shall determine that the lessee has procured this lease through fraud, misrepresentation or deceit, then and in that event this agreement, at the option of the lessor, shall cease and terminate and shall become ipso facto null and void and all improvements upon said land or premises under the terms of this lease shall forfeit to and become property of the State of Wyoming.

6

In the event that the lessee shall fail to make payments of rentals and royalties as herein provided, or make default in the performance or observance of any of the terms, covenants and stipulations hereof, or of the general regulations promulgated by the Board of Land Commissioners and in force on the date hereof, the lessor shall serve notice of such failure or default, either by personal service or by registered mail upon the lessee and if such failure or default continues for a period of thirty (30) days after the service of such notice, then and in that event the lessor may at its option, declare a forfeiture and cancel this lease, whereupon all rights and privileges except those granted in Section 6 hereof, obtained by the lessee hereunder shall terminate and cease and the lessor may re-enter and take possession of said premises or any part thereof, but these provisions shall not be construed to prevent the exercise by the lessor of any legal or equitable remedy which the lessor might otherwise have. A waiver of any particular cause of forfeiture shall not prevent the cancellation and forfeiture of this lease for any other cause of forfeiture or for the same cause occurring at any other time.

Section 8. <u>HEIRS AND SUCCESSORS IN INTEREST</u>. It is further agreed that each obligation hereunder shall extend to and be binding upon and every benefit hereof shall inure to the heirs, executors, administrators, successors of or assigns of the respective parties hereto.

Section 9. This lease is issued by virtue of and under the authority conferred by Title 36, W.S. 1977 as to the State and School Lands and Title 11, W.S. 1977 as to State Lands and Investment Board and amendments thereto.

Section 10. Sovereign Immunity. The State of Wyoming and the lessor do not waive sovereign immunity by entering into this lease, and specifically retain immunity and all defenses available to them as sovereigns pursuant to Wyoming Statute § 1-39-104(a) and all other state laws.

IN WITNESS WHEREOF, this lease has been executed by lessor and lessee effective on the day and year first above written.

SEAL

By ______________________
Director,
Office of State Lands and Investments

CORPORATE SEAL

LESSEE: ______________________

____

____

2005 MAY 3 AM 10 11
STATE [illegible] AND
INVESTMENTS

7

LEASE NO.: 0-41095
TYPE OF LEASE: Uranium and Associated Minerals

NAME OF LESSEE: Miller and Associates 1 LLC

ADDRESS: 131 Davis Lane
     Riverton, WY 82501

EXPIRATION DATE OF LEASE: April 11 2015

AMOUNT OF RENTAL: $1.00 per acre 1-5 years prior to discovery.
           $2.00 per acre 6-10 years prior to discovery.

COUNTY: Carbon

FUND: Common School

BOND:

MINERAL CLAIMS

Claim Name Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdv	CTY	LOC DATE
RC- 129	WMC285063	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	7	NW	WY007	4/15/2007
RC- 130	WMC285064	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	7	NE NW	WY007	4/15/2007
RC- 131	WMC285065	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	7	NW	WY007	4/15/2007
RC- 132	WMC285066	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	7	NE NW	WY007	4/15/2007
RC- 133	WMC285067	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	SW	WY007	4/15/2007
RC- 134	WMC285068	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	SW SE	WY007	4/15/2007
RC- 135	WMC285069	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	7	NE	WY007	4/15/2007
RC- 136	WMC285070	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	7	NE	WY007	4/15/2007
RC- 137	WMC285071	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	7	NE	WY007	4/15/2007
RC- 138	WMC285072	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	7	NE	WY007	4/15/2007
RC- 139	WMC285073	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	7	NE	WY007	4/15/2007
RC- 140	WMC285074	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	SW	WY007	4/15/2007
RC- 141	WMC285075	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	8	NW	WY007	4/14/2007
RC- 142	WMC285076	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	8	NE NW	WY007	4/14/2007
RC- 143	WMC285077	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	8	NW	WY007	4/14/2007
RC- 144	WMC285078	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	8	NE NW	WY007	4/14/2007
RC- 145	WMC285079	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	SW	WY007	4/14/2007
RC- 146	WMC285080	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	8	NE NW	WY007	4/14/2007
RC- 147	WMC285081	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	9	NW	WY007	4/14/2007
RC- 148	WMC285082	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	9	NW	WY007	4/14/2007
RC- 149	WMC285083	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	8	NE	WY007	4/14/2007
RC- 150	WMC285084	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	9	NW	WY007	4/14/2007
RC- 151	WMC285085	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	8	NE	WY007	4/14/2007
RC- 152	WMC285086	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	9	NW	WY007	4/14/2007
RC- 157	WMC285091	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	SW SE	WY007	4/14/2007
RC- 158	WMC285092	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	SE	WY007	4/14/2007
RC- 159	WMC285093	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	9	NE	WY007	4/14/2007

RC- 160	WMC285094	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	10	NW	WY007	4/14/2007
RC- 161	WMC285095	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	9	NE	WY007	4/14/2007
RC- 162	WMC285096	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	10	NW	WY007	4/14/2007
RC- 163	WMC285097	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	10	NW	WY007	4/14/2007
RC- 164	WMC285098	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	SW	WY007	4/14/2007
RC- 165	WMC285099	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	SW	WY007	4/14/2007
RC- 166	WMC285100	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	SW	WY007	4/14/2007
RC- 167	WMC285101	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	SW	WY007	4/14/2007
RC- 168	WMC285102	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	SW	WY007	4/14/2007
RC- 169	WMC285103	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	SW	WY007	4/14/2007
RC- 170	WMC285104	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	SW	WY007	4/14/2007
RC- 171	WMC285105	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	NW SW	WY007	4/14/2007
RC- 172	WMC285106	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	NW SW	WY007	4/14/2007
RC- 173	WMC285107	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	NW	WY007	4/14/2007
RC- 174	WMC285108	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	NW	WY007	4/14/2007
RC- 175	WMC285109	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	NW	WY007	4/14/2007
RC- 176	WMC285110	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	NW	WY007	4/14/2007
RC- 177	WMC285111	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	NW	WY007	4/14/2007
RC- 178	WMC285112	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	NW	WY007	4/14/2007
RC- 179	WMC285113	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	NW	WY007	4/14/2007
RC- 180	WMC285114	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	NW	WY007	4/14/2007
RC- 181	WMC285115	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NE NW SW SE	WY007	4/13/2007
RC- 182	WMC285116	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NE SE	WY007	4/14/2007
RC- 183	WMC285117	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NE NW	WY007	4/13/2007
RC- 184	WMC285118	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NE	WY007	4/14/2007
RC- 185	WMC285119	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NE NW	WY007	4/13/2007
RC- 186	WMC285120	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NE	WY007	4/14/2007
RC- 187	WMC285121	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NE NW	WY007	4/13/2007
RC- 188	WMC285122	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NE	WY007	4/14/2007

RC- 189	WMC285123	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NE NW	WY007	4/13/2007
RC- 190	WMC285124	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NE	WY007	4/14/2007
RC- 191	WMC285125	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	33	SW	WY007	4/13/2007
RC- 192	WMC285126	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	33	SW SE	WY007	4/13/2007
RC- 193	WMC285127	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	33	SW	WY007	4/13/2007
RC- 194	WMC285128	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	33	SW SE	WY007	4/13/2007
RC- 195	WMC285129	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	33	SW	WY007	4/13/2007
RC- 196	WMC285130	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	33	SW SE	WY007	4/13/2007
RC- 197	WMC285131	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	33	SW	WY007	4/13/2007
RC- 198	WMC285132	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	33	SW SE	WY007	4/13/2007
RC- 199	WMC285133	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	SE	WY007	4/14/2007
RC- 200	WMC285134	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	SE	WY007	4/14/2007
RC- 201	WMC285135	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	SE	WY007	4/14/2007
RC-1	WMC259971	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	1	SW SE	WY007	2/12/2004
RC-10	WMC259980	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	1	NE	WY007	2/12/2004
RC-100	WMC260558	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	NE NW	WY007	5/25/2004
RC-101	WMC260559	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	NW	WY007	5/25/2004
RC-102	WMC260560	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	NE NW	WY007	5/25/2004
RC-103	WMC260561	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SW	WY007	5/25/2004
RC-104	WMC260562	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SW SE	WY007	5/24/2004
RC-105	WMC260563	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NW SW	WY007	5/25/2004
RC-106	WMC260564	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NW SW	WY007	5/25/2004
RC-107	WMC260565	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NW	WY007	5/25/2004
RC-108	WMC260566	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NW	WY007	5/25/2004
RC-109	WMC260567	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NW	WY007	5/25/2004
RC-11	WMC259981	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	1	NE	WY007	2/12/2004
RC-110	WMC260568	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NW	WY007	5/25/2004
RC-111	WMC260569	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NW	WY007	5/25/2004
RC-112	WMC260570	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NW	WY007	5/25/2004
RC-113	WMC260571	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	NE	WY007	5/25/2004

RC-114	WMC260572	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NW	WY007	5/25/2004
RC-115	WMC260573	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SW SE	WY007	5/24/2004
RC-116	WMC260574	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SE	WY007	5/24/2004
RC-117	WMC260575	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SW SE	WY007	5/24/2004
RC-118	WMC260576	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SE	WY007	5/24/2004
RC-119	WMC260577	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SW SE	WY007	5/24/2004
RC-12	WMC259982	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	1	NE	WY007	2/12/2004
RC-120	WMC260578	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SW SE	WY007	5/24/2004
RC-121	WMC260579	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SW SE	WY007	5/24/2004
RC-122	WMC260580	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SE	WY007	5/24/2004
RC-123	WMC260581	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	NE NW SW SE	WY007	5/24/2004
RC-124	WMC260582	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	NE SE	WY007	5/24/2004
RC-125	WMC260583	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	NE NW	WY007	5/24/2004
RC-126	WMC260584	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	NE	WY007	5/24/2004
RC-127	WMC260585	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	NW SW	WY007	5/24/2004
RC-128	WMC260586	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	NE NW	WY007	5/24/2004
RC-13	WMC259983	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	6	SW	WY007	2/13/2004
RC-14	WMC259984	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	6	SW SE	WY007	2/13/2004
RC-15	WMC259985	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	6	SW	WY007	2/13/2004
RC-16	WMC259986	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	6	SW SE	WY007	2/13/2004
RC-17	WMC259987	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	6	SW	WY007	2/13/2004
RC-18	WMC259988	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	6	SW SE	WY007	2/13/2004
RC-19	WMC259989	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SW	WY007	2/13/2004
RC-2	WMC259972	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	1	SE	WY007	2/12/2004
RC-20	WMC259990	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SW SE	WY007	2/13/2004
RC-21	WMC259991	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SW	WY007	2/13/2004
RC-22	WMC259992	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SW SE	WY007	2/13/2004
RC-23	WMC259993	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SW	WY007	2/13/2004
RC-24	WMC259994	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SW SE	WY007	2/13/2004

RC-25	WMC259995	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SW	WY007	2/13/2004
RC-26	WMC259996	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SW SE	WY007	2/13/2004
RC-27	WMC259997	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	NW SW	WY007	2/13/2004
RC-28	WMC259998	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	NE NW SW SE	WY007	2/13/2004
RC-29	WMC259999	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SW SE	WY007	2/13/2004
RC-3	WMC259973	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	1	NE NW SW SE	WY007	2/12/2004
RC-30	WMC260000	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	NE NW	WY007	2/13/2004
RC-31	WMC260001	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	NW	WY007	2/13/2004
RC-32	WMC260002	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	NE NW	WY007	2/13/2004
RC-33	WMC260003	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	SE	WY007	2/13/2004
RC-34	WMC260004	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	SW	WY007	2/13/2004
RC-35	WMC260005	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	6	SE	WY007	2/13/2004
RC-36	WMC260006	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	SW	WY007	2/13/2004
RC-37	WMC260007	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	SE	WY007	2/13/2004
RC-38	WMC260008	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	SW	WY007	2/13/2004
RC-39	WMC260009	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SW	WY007	2/13/2004
RC-4	WMC259974	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	1	NE SE	WY007	2/12/2004
RC-40	WMC260010	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SW	WY007	2/13/2004
RC-41	WMC260157	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SE	WY007	3/31/2004
RC-42	WMC260158	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SW SE	WY007	3/31/2004
RC-43	WMC260159	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SE	WY007	3/31/2004
RC-44	WMC260160	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SE	WY007	3/31/2004
RC-45	WMC260161	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SE	WY007	3/31/2004
RC-46	WMC260162	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SW	WY007	3/31/2004
RC-47	WMC260163	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	NE NW	WY007	3/31/2004
RC-48	WMC260164	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	NW SW	WY007	3/31/2004
RC-49	WMC260165	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	NE	WY007	3/31/2004
RC-5	WMC259975	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	1	NE NW	WY007	2/12/2004
RC-50	WMC260166	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	NW	WY007	3/31/2004

RC-51	WMC260167	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	NE	WY007	3/31/2004
RC-52	WMC260168	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	NE	WY007	3/31/2004
RC-53	WMC260169	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	SW	WY007	3/31/2004
RC-54	WMC260170	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	SW	WY007	3/31/2004
RC-55	WMC260171	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	SW	WY007	3/31/2004
RC-56	WMC260172	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	SW SE	WY007	3/31/2004
RC-57	WMC260173	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	SW	WY007	3/31/2004
RC-58	WMC260174	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	SW SE	WY007	3/31/2004
RC-59	WMC260175	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SW	WY007	3/31/2004
RC-6	WMC259976	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	1	NE	WY007	2/12/2004
RC-60	WMC260176	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SW	WY007	3/31/2004
RC-61	WMC260177	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SW	WY007	3/31/2004
RC-62	WMC260178	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SW	WY007	3/31/2004
RC-63	WMC260179	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	NW SW	WY007	3/31/2004
RC-64	WMC260180	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	NW	WY007	3/31/2004
RC-65	WMC260181	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	NW	WY007	3/31/2004
RC-66	WMC260182	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	SW	WY007	3/31/2004
RC-67	WMC260183	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	SW	WY007	3/31/2004
RC-68	WMC260184	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	SW	WY007	3/31/2004
RC-69	WMC260185	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	SW	WY007	3/31/2004
RC-7	WMC259977	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	1	NE NW	WY007	2/12/2004
RC-70	WMC260186	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	SE	WY007	3/31/2004
RC-71	WMC260187	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	SW	WY007	3/31/2004
RC-72	WMC260188	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	SW SE	WY007	3/31/2004
RC-73	WMC260189	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	SW SE	WY007	3/31/2004
RC-74	WMC260190	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	SW SE	WY007	3/31/2004
RC-75	WMC260533	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NW SW	WY007	5/24/2004
RC-76	WMC260534	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NE NW SW SE	WY007	5/24/2004
RC-77	WMC260535	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NW	WY007	5/24/2004

RC-78	WMC260536	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NE NW	WY007	5/24/2004
RC-79	WMC260537	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NW	WY007	5/24/2004
RC-8	WMC259978	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	1	NE	WY007	2/12/2004
RC-80	WMC260538	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NE NW	WY007	5/24/2004
RC-81	WMC260539	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NW	WY007	5/24/2004
RC-82	WMC260540	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NE NW	WY007	5/24/2004
RC-83	WMC260541	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NW	WY007	5/24/2004
RC-84	WMC260542	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NE NW	WY007	5/24/2004
RC-85	WMC260543	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NE SE	WY007	5/24/2004
RC-86	WMC260544	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NE SE	WY007	5/24/2004
RC-87	WMC260545	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NE	WY007	5/24/2004
RC-88	WMC260546	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	NW	WY007	5/24/2004
RC-89	WMC260547	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NE	WY007	5/24/2004
RC-9	WMC259979	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	1	NE NW	WY007	2/12/2004
RC-90	WMC260548	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	NW	WY007	5/24/2004
RC-91	WMC260549	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NE	WY007	5/24/2004
RC-92	WMC260550	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	NW	WY007	5/24/2004
RC-93	WMC260551	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SE	WY007	5/24/2004
RC-94	WMC260552	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NE	WY007	5/24/2004
RC-95	WMC260553	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	NW SW	WY007	5/25/2004
RC-96	WMC260554	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	NE NW SW SE	WY007	5/25/2004
RC-97	WMC260555	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	NW	WY007	5/25/2004
RC-98	WMC260556	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	NE NW	WY007	5/25/2004
RC-99	WMC260557	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	NW	WY007	5/25/2004

APPENDIX B – USAT LOGGING

Calibration Results and Procedure for the USAT

The USAT (Uranium Spectrum Analysis Tool) was calibrated in the Grand Junction, CO uranium calibration facility.  The purpose of this report is to present the data and calibration results.

Tool Description

USAT employs a High-Purity Germanium detector that measures Protactinium

234, the second daughter element after Uranium 238. USAT ignores the high- volume gamma rays of Bismuth 214, Lead 214, and Radium 226 isotopes.  The tool incorporates an 8000 channel MCA (Multi Channel Analyzer) and divides the gamma spectrum into 4 recordable spectrums (2 bismuth and 2 protactinium channels).   The detector is cooled to cryogenic temperatures (approximately –
165C) via an internal sterling motor cooler that runs 24 hours per day.  Data is recorded using Century System VI interface box, and the tool functions on standard 4 conductor wireline.

1223 SOUTH 71ST EAST AVENUE ● TULSA, OKLAHOMA 74112 ● UNITED STATES OF AMERICA● TELEPHONE: 918.838.9811 ● FACSIMILE: 918.838.1532 1 OF 1

Uranium Calibration Facility

Calibration of the tool was carried out at the Grand Junction, Colorado – Uranium Calibration facility. The selected test pits that were utilized for the calibration gives a range from 0.027 to 2.415 percent uranium. The following test pits were used and the chemical grade assignment to the pit was used in the analysis.

Test Pit	**Assigned Grade in %**
A1	**0.027**
A2	**0.072**
A3	**0.155**
U3	**0.481**
U2	**1.233**
U1	**2.415**

Logging of the A Pits.

The data was then plotted and a polynomial curve fit for the grade verses CPS was developed, showing a correlation of 0.999. Repeat logging of the was incorporated to assure accuracy and quality of the data. Equivalent grades as recorded by the tool are the following:

Test Pit	**USAT Grade in %**
A1	**0.025**
A2	**0.072**
A3	**0.154**
U3	**0.423**
U2	**1.241**
U1	**2.416**

Logging of the U Pits.

Century Geophysical Corp.

2 OF 2

Supporting Document Description

A plot of the tool response verses grade assignments.

The data was then analyzed using the Century Ore-Grade program, and can be seen in the following pages.   Typical corrections for hole size and water factors are employed on borehole sizes smaller or larger than the calibration models (4.5 inches).

An example field log is also attached, showing the ore-grade from a gross gamma tool and comparison to the USAT.

1223 SOUTH 71ST EAST AVENUE ● TULSA, OKLAHOMA 74112 ● UNITED STATES OF AMERICA● TELEPHONE: 918.838.9811 ● FACSIMILE: 918.838.1532 3 OF 3

Grand Junction A Models

4½-in. D. Hole-Drilled
8 ft
1 ft
Ground Level
4 ft
Enriched (T) Zone
7 ft
Barren Zone
14 ft
4 ft
Enriched (B) Zone
1 ft
6 ft
15 ft

A5 and A6 Models

4½-in. D. Hole-Cast
8 ft
1 ft
Ground Level
5 ft
Barren Zone
6 ft
Enriched (C) Zone
14 ft
4 ft
Barren Zone
1 ft
6 ft
15 ft

A1, A2, A3, and A4 Models

June 1994

A–23

A–24

Table A–13. Assigned Parameters for Calibration of Fission-Neutron Logging Systems[a]

Model Designation	Zone	Zone Thickness (ft)[b]	Characteristic[c]	Concentration (pCi/g) Ra–226	Concentration (pCi/g) Th–232	Concentration (pCi/g) K–40	Dry Bulk Density (g/cm^3)[d]	Partial Density H_2O (g/cm^3)[d]	Grain Density (g/cm^3)[d]	Porosity (%)[d]	Magnetic Susceptibility (10^{-6} cgs)[d]
A1	C	6.01 ± 0.00[e]	–	86.3 ± 2.5[e]	0.73 ± 0.15	15.0 ± 3.0	2.22	0.184[e]	–	18[f]	841
A2	C	5.94 ± 0.00[e]	–	224.7 ± 6.5[e]	1.04 ± 0.35	18.2 ± 4.2	2.17	0.200[e]	–	18[f]	804
A3	C	5.95 ± 0.00[e]	–	455.8 ± 13.3[e]	0.73 ± 0.33	15.5 ± 2.2	2.18	0.195[e]	–	18[f]	822
A4	C	6	–	600.5 ± 270.1	0.92 ± 0.37	17.8 ± 8.4	2.22	–	–	18[f]	844
A5	T	4	High Σ	204.6 ± 20.8	1.16 ± 0.31	20.1 ± 8.4	2.17	–	2.64	17.8	741
A5	B	4	High ρ	208.6 ± 6.5	0.86 ± 0.22	19.6 ± 4.2	2.40	–	2.92	17.8	596
A6	T	4	High ø	206.6 ± 7.5	0.78 ± 0.13	13.9 ± 3.5	1.85	–	2.60	28.8	348
A6	C	4	Low ø	201.8 ± 60.0	0.98 ± 0.15	18.8 ± 3.7	2.21	–	2.64	16.3	1055

[a]Uncertainties are 95 percent confidence level. Assigned values taken from Koizumi (1979), except as noted.
[b]Uncertainties reported as 0.00 are not zero, but are less than 0.005 ft.
[c]Σ = macroscopic neutron cross section; ρ = density; ø = porosity.
[d]Uncertainties for these values have not been determined.
[e]Assigned values taken from George and others (1983).
[f]Estimated.

June 1994

Grand Junction N3, U1, U2, and U3 Models

5 ft
1.1 ft
1.83 ft
3.73 ft
4-in. I.D. Pipe
4.5 in.
4 ft
3.2 ft
Barren Zone
4.19 ft
Enriched Zone
18.12 ft
4 ft
Barren Zone
3 ft
4-in. I.D. Pipe

Section

N3 Model

4 ft
3 ft
Barren Zone
Enriched Zone
4 ft
10 ft
3/16-in. Steel Shell
4½-in. I.D. Hole
13 ft
3 ft
Barren Zone
NOTE: Model cast in 4-ft corrugated pipe
4-in. I.D. Steel Pipe
3 ft
½-in. Plate

Typical Section

U1, U2, and U3 Models

Table A–9. Assigned Parameters for Calibration of Total-Count Gamma-Ray Logging Systems

Model Designation	Zone	Ra–226 Concentration (pCi/g)[a]	Thickness (ft)[b]	Dry Bulk Density (g/cm^3)[c]	Partial Density H_2O (g/cm^3)[c]
N3	Enriched	654 ± 23	4.19 ± 0.00	1.83	0.281
U1	Enriched	7460 ± 465	4.06 ± 0.02	2.07	0.255
U2	Enriched	3478 ± 218	4.01 ± 0.00	1.70	0.295
U3	Enriched	1278 ± 51	4.01 ± 0.00	1.67	0.304

[a]Uncertainties are 95 percent confidence level. Assigned values taken from George and others (1983).
[b]Uncertainties reported as 0.00 are not zero, but are less than 0.005 ft.
[c]Uncertainties for these values have not been determined.

June 1994 A–15

CENTURY GEOPHYSICAL CORPORATION

* * * ORE-GRADE ANALYSIS * * *

COMPANY : DOE WELL : 7500-2448-A1-2
FIELD : GRAND JUNCTION DATE : 08/02/09

K-FACTOR : 27.4000

CUTOFFS SELECTED:
CO1= 0.020 %
CO2= 0.030 %
CO3= 0.050 %

INTERVAL SELECTED: 6.0 FT

* ZONE 1 *

DEPTH [FT]	TRUE DEPTH [FT]	GRADE [%]	CO1	CO2	CO3	INT
11.00		0.004				
11.50		0.020	*			*
12.00		0.027	*			*
12.50		0.026	*			*
13.00		0.024	*			*
13.50		0.027	*			*
14.00		0.030	*	* 0.5 F/ 0.030%		*
14.50		0.023	*			*
15.00		0.025	*			*
15.50		0.022	*			*
16.00		0.024	*			*
16.50		0.024	*			*
17.00		0.022	* 6.0 F/ 0.025%			*
17.50		0.001				*

BEST 6.0 FOOT INTERVAL 0.025 AVERAGE GRADE, 0.147 GTP

** ZONE 2 : 18.50 - 19.00 : ALL VALUES BELOW THE LOWEST CUTOFF VALUE.

* * * *

THRESHOLD	:	0.005
WATER DEPTH	(FT):	1.000
WATER FACTOR	:	1.000
CASING DEPTH	(FT):	0.000
CASING FACTOR	:	1.000
WASTE INTERVAL	(FT):	0.000

* * * *

CENTURY GEOPHYSICAL CORPORATION

* * * ORE-GRADE ANALYSIS * * *

COMPANY : DOE WELL : 7500-2448-A2-2
FIELD : GRAND JUNCTION DATE : 08/01/09

K-FACTOR : 27.4000

CUTOFFS SELECTED:
CO1= 0.020 %
CO2= 0.030 %
CO3= 0.050 %

INTERVAL SELECTED: 6.0 FT

* ZONE 1 *

DEPTH [FT]	TRUE DEPTH [FT]	GRADE [%]	CO1	CO2	CO3	INT
11.00		0.041	*	*		
11.50		0.066	*	*	*	*
12.00		0.078	*	*	*	*
12.50		0.066	*	*	*	*
13.00		0.068	*	*	*	*
13.50		0.085	*	*	*	*
14.00		0.073	*	*	*	*
14.50		0.085	*	*	*	*
15.00		0.076	*	*	*	*
15.50		0.068	*	*	*	*
16.00		0.062	*	*	*	*
16.50		0.068	*	*	* 5.5 F/ 0.072%	*
17.00		0.047	* 6.5 F/ 0.068%	* 6.5 F/ 0.068%		*
17.50		0.006				*

BEST 6.0 FOOT INTERVAL 0.070 AVERAGE GRADE, 0.421 GTP

* * * *

THRESHOLD	:	0.005
WATER DEPTH	(FT):	1.000
WATER FACTOR	:	1.000
CASING DEPTH	(FT):	0.000
CASING FACTOR	:	1.000
WASTE INTERVAL	(FT):	0.000

* * * *

CENTURY GEOPHYSICAL CORPORATION

* * * ORE-GRADE ANALYSIS * * *

COMPANY : DOE WELL : 7500-2448-A3-2
FIELD : GRAND JUNCTION DATE : 08/01/09

K-FACTOR : 27.4000

CUTOFFS SELECTED:
CO1= 0.020 %
CO2= 0.030 %
CO3= 0.050 %

INTERVAL SELECTED: 6.0 FT

* ZONE 1 *

DEPTH [FT]	TRUE DEPTH [FT]	GRADE [%]	CO1	CO2	CO3	INT
11.00		0.094	*	*	*	*
11.50		0.160	*	*	*	*
12.00		0.144	*	*	*	*
12.50		0.161	*	*	*	*
13.00		0.142	*	*	*	*
13.50		0.154	*	*	*	*
14.00		0.155	*	*	*	*
14.50		0.152	*	*	*	*
15.00		0.161	*	*	*	*
15.50		0.129	*	*	*	*
16.00		0.173	*	*	*	*
16.50		0.157	*	*	*	*
17.00		0.079	* 6.5 F/ 0.143%	* 6.5 F/ 0.143%	* 6.5 F/ 0.143%	*
17.50		0.012				

BEST 6.0 FOOT INTERVAL 0.149 AVERAGE GRADE, 0.892 GTP

* * * *

THRESHOLD	:	0.005
WATER DEPTH	(FT):	1.000
WATER FACTOR	:	1.000
CASING DEPTH	(FT):	0.000
CASING FACTOR	:	1.000
WASTE INTERVAL	(FT):	0.000

* * * *

CENTURY GEOPHYSICAL CORPORATION

* * * ORE-GRADE ANALYSIS * * *

COMPANY : DOE WELL : 7500-2448-A3-3
FIELD : GRAND JUNCTION DATE : 08/01/09

K-FACTOR : 27.4000

CUTOFFS SELECTED:
CO1= 0.020 %
CO2= 0.030 %
CO3= 0.050 %

INTERVAL SELECTED: 6.0 FT
** ZONE 1 : 9.50 - 10.00 : ALL VALUES BELOW THE LOWEST CUTOFF VALUE.

* ZONE 2 *

DEPTH [FT]	TRUE DEPTH [FT]	GRADE [%]	CO1	CO2	CO3	INT
10.50		0.057	*	*	*	
11.00		0.138	*	*	*	*
11.50		0.147	*	*	*	*
12.00		0.164	*	*	*	*
12.50		0.163	*	*	*	*
13.00		0.160	*	*	*	*
13.50		0.151	*	*	*	*
14.00		0.123	*	*	*	*
14.50		0.144	*	*	*	*
15.00		0.159	*	*	*	*
15.50		0.167	*	*	*	*
16.00		0.155	*	*	*	*
16.50		0.118	*	*	* 6.5 F/ 0.142%	*
17.00		0.043	* 7.0 F/ 0.135%	* 7.0 F/ 0.135%		*

BEST 6.0 FOOT INTERVAL 0.149 AVERAGE GRADE, 0.895 GTP

* * * *

THRESHOLD	:	0.005
WATER DEPTH	(FT):	1.000
WATER FACTOR	:	1.000
CASING DEPTH	(FT):	0.000
CASING FACTOR	:	1.000
WASTE INTERVAL	(FT):	0.000

* * * *

CENTURY GEOPHYSICAL CORPORATION

* * * ORE-GRADE ANALYSIS * * *

COMPANY : DOE WELL : 7500-2448-U3-2
FIELD : GRAND JUNCTION DATE : 08/02/09

K-FACTOR : 27.4000

CUTOFFS SELECTED:
CO1= 0.020 %
CO2= 0.030 %
CO3= 0.050 %

INTERVAL SELECTED: 4.0 FT

* ZONE 1 *

DEPTH [FT]	TRUE DEPTH [FT]	GRADE [%]	CO1	CO2	CO3	INT
8.50		0.010				
9.00		0.044	*	*		
9.50		0.275	*	*	*	*
10.00		0.438	*	*	*	*
10.50		0.411	*	*	*	*
11.00		0.429	*	*	*	*
11.50		0.427	*	*	*	*
12.00		0.428	*	*	*	*
12.50		0.436	*	*	*	*
13.00		0.359	*	*	*	*
13.50		0.143	* 5.0 F/ 0.339%	* 5.0 F/ 0.339%	* 4.5 F/ 0.372%	*
14.00		0.005				

BEST 4.0 FOOT INTERVAL 0.400 AVERAGE GRADE, 1.601 GTP

* * * *

THRESHOLD	:	0.005
WATER DEPTH	(FT):	1.000
WATER FACTOR	:	1.000
CASING DEPTH	(FT):	0.000
CASING FACTOR	:	1.000
WASTE INTERVAL	(FT):	0.000

* * * *

CENTURY GEOPHYSICAL CORPORATION

* * * ORE-GRADE ANALYSIS * * *

COMPANY : DOE WELL : 7500-2448-U2-2
FIELD : GRAND JUNCTION DATE : 08/02/09

K-FACTOR : 27.4000

CUTOFFS SELECTED:
CO1= 0.020 %
CO2= 0.030 %
CO3= 0.050 %

INTERVAL SELECTED: 4.0 FT
** ZONE 1 : 7.50 - 8.00 : ALL VALUES BELOW THE LOWEST CUTOFF VALUE.

* ZONE 2 *

DEPTH [FT]	TRUE DEPTH [FT]	GRADE [%]	CO1	CO2	CO3	INT
8.50		0.010				
9.00		0.202	*	*	*	
9.50		0.865	*	*	*	*
10.00		1.233	*	*	*	*
10.50		1.241	*	*	*	*
11.00		1.260	*	*	*	*
11.50		1.248	*	*	*	*
12.00		1.315	*	*	*	*
12.50		1.264	*	*	*	*
13.00		1.016	*	*	*	*
13.50		0.633	*	*	*	*
14.00		0.111	* 5.5 F/ 0.945%	* 5.5 F/ 0.945%	* 5.5 F/ 0.945%	
14.50		0.006				

BEST 4.0 FOOT INTERVAL 1.180 AVERAGE GRADE, 4.722 GTP

* * * *

THRESHOLD	:	0.005
WATER DEPTH	(FT):	1.000
WATER FACTOR	:	1.000
CASING DEPTH	(FT):	0.000
CASING FACTOR	:	1.000
WASTE INTERVAL	(FT):	0.000

* * * *

CENTURY GEOPHYSICAL CORPORATION

* * * ORE-GRADE ANALYSIS * * *

COMPANY : DOE WELL : 7500-2448-U2-3
FIELD : GRAND JUNCTION DATE : 08/02/09

K-FACTOR : 27.4000

CUTOFFS SELECTED:
CO1= 0.020 %
CO2= 0.030 %
CO3= 0.050 %

INTERVAL SELECTED: 4.0 FT

* ZONE 1 *

DEPTH [FT]	TRUE DEPTH [FT]	GRADE [%]	CO1	CO2	CO3	INT
8.50		0.037	*	*		
9.00		0.272	*	*	*	
9.50		0.969	*	*	*	*
10.00		1.213	*	*	*	*
10.50		1.295	*	*	*	*
11.00		1.312	*	*	*	*
11.50		1.268	*	*	*	*
12.00		1.243	*	*	*	*
12.50		1.229	*	*	*	*
13.00		0.991	*	*	*	*
13.50		0.388	* 5.5 F/ 0.929%	* 5.5 F/ 0.929%	* 5.0 F/ 1.018%	*

BEST 4.0 FOOT INTERVAL 1.190 AVERAGE GRADE, 4.760 GTP

* * * *

THRESHOLD	:	0.005
WATER DEPTH	(FT):	1.000
WATER FACTOR	:	1.000
CASING DEPTH	(FT):	0.000
CASING FACTOR	:	1.000
WASTE INTERVAL	(FT):	0.000

* * * *

CENTURY GEOPHYSICAL CORPORATION

* * * ORE-GRADE ANALYSIS * * *

COMPANY : DOE WELL : 7500-2448-U1-2
FIELD : GRAND JUNCTION DATE : 08/02/09

K-FACTOR : 27.4000

CUTOFFS SELECTED:
CO1= 0.020 %
CO2= 0.030 %
CO3= 0.050 %

INTERVAL SELECTED: 4.0 FT

* ZONE 1 *

DEPTH [FT]	TRUE DEPTH [FT]	GRADE [%]	CO1	CO2	CO3	INT
8.00		0.007				
8.50		0.134	*	*	*	
9.00		0.845	*	*	*	
9.50		2.128	*	*	*	*
10.00		2.531	*	*	*	*
10.50		2.438	*	*	*	*
11.00		2.502	*	*	*	*
11.50		2.469	*	*	*	*
12.00		2.391	*	*	*	*
12.50		2.417	*	*	*	*
13.00		2.049	*	*	*	*
13.50		0.798	*	*	*	*
14.00		0.118	* 6.0 F/ 1.735%	* 6.0 F/ 1.735%	* 6.0 F/ 1.735%	
14.50		0.015				

BEST 4.0 FOOT INTERVAL 2.366 AVERAGE GRADE, 9.462 GTP

* * * *

THRESHOLD	:	0.005
WATER DEPTH	(FT):	1.000
WATER FACTOR	:	1.000
CASING DEPTH	(FT):	0.000
CASING FACTOR	:	1.000
WASTE INTERVAL	(FT):	0.000

* * * *

CENTURY GEOPHYSICAL CORPORATION

* * * ORE-GRADE ANALYSIS * * *

COMPANY : DOE WELL : 7500-2448-U1-3
FIELD : GRAND JUNCTION DATE : 08/02/09

K-FACTOR : 27.4000

CUTOFFS SELECTED:
CO1= 0.020 %
CO2= 0.030 %
CO3= 0.050 %

INTERVAL SELECTED: 4.0 FT

* ZONE 1 *

DEPTH [FT]	TRUE DEPTH [FT]	GRADE [%]	CO1	CO2	CO3	INT
8.00		0.005				
8.50		0.107	*	*	*	
9.00		0.757	*	*	*	
9.50		2.178	*	*	*	*
10.00		2.504	*	*	*	*
10.50		2.515	*	*	*	*
11.00		2.569	*	*	*	*
11.50		2.492	*	*	*	*
12.00		2.514	*	*	*	*
12.50		2.471	*	*	*	*
13.00		2.046	*	*	*	*
13.50		0.937	*	*	*	*
14.00		0.101	* 6.0 F/ 1.766%	* 6.0 F/ 1.766%	* 6.0 F/ 1.766%	
14.50		0.000				

BEST 4.0 FOOT INTERVAL 2.411 AVERAGE GRADE, 9.644 GTP

** ZONE 2 : 15.50 - 16.00 : ALL VALUES BELOW THE LOWEST CUTOFF VALUE.

* * * *

THRESHOLD	:	0.005
WATER DEPTH	(FT):	1.000
WATER FACTOR	:	1.000
CASING DEPTH	(FT):	0.000
CASING FACTOR	:	1.000
WASTE INTERVAL	(FT):	0.000

* * * *

USAT GRADE DEMO USAT 08/13/09

LOG PARAMETERS

MATRIX DENSITY : 2.65
NEUTRON MATRIX : SANDSTONE
MATRIX DELTA T : 54
MAGNETIC DECL : 0
ELECT. CUTOFF : 99999
BIT SIZE : 5.25
PRESENTATION NAME/DATE = 7500C.0 08/18/2009
VERSION = 3.64XX

GAMMA
0
CPS
100000
<-VOLUME
GAMMA
0
CPS
1000
SPEED->
GAMMA
0
CPS
10000
FEET
GAMMA-DTCT
SPE SPE SPE SPE
GAMMA
0ERC3
NT:P:10
246 309 402 450
0CPS5
GRADE
0
PERCENT
0.08
400
410
420
430
440
450
460
470
480
490

GROSS GAMMA VS. USAT   DEMO USAT   08/13/09

LOG PARAMETERS

MATRIX DENSITY : 2.65	NEUTRON MATRIX : SANDSTONE	MATRIX DELTA T : 54
MAGNETIC DECL : 0	ELECT. CUTOFF : 99999	BIT SIZE : 5.25
PRESENTATION NAME/DATE = 9622C.0 08/14/2009		VERSION = 3.64XX

GAMMA
GRADE
GAMMA
GRADE
FEET
0 CPS 8000
0 PERCENT 0.1
0 CPS 8000
0 PERCENT 0.1
450
455
460
465
470
475
480
485
490
0 CPS 8000
0 PERCENT 0.1
0 CPS 8000
0 PERCENT 0.1

CENTURY GEOPHYSICAL CORPORATION

* * * ORE-GRADE ANALYSIS * * *

COMPANY : CENTURY GEO CORP WELL : DEMO USAT
FIELD : DATE : 08/13/09

K-FACTOR : 27.4000

CUTOFFS SELECTED:
CO1= 0.020 %
CO2= 0.030 %
CO3= 0.050 %

INTERVAL SELECTED: 4.0 FT

* ZONE 1 *

DEPTH [FT]	TRUE DEPTH [FT]	GRADE [%]	CO1	CO2	CO3	INT
454.50		0.011				
455.00		0.005				
455.50		0.026	* 0.5 F/ 0.026%			
456.00		0.018				
456.50		0.020				
457.00		0.038	*	*		*
457.50		0.044	*	*		*
458.00		0.037	*	*		*
458.50		0.039	*	*		*
459.00		0.039	*	*		*
459.50		0.051	*	*	* 0.5 F/ 0.051%	*
460.00		0.035	*	* 3.5 F/ 0.041%		*
460.50		0.029	*			*
461.00		0.029	*			*
461.50		0.033	*	*		
462.00		0.040	*	* 1.0 F/ 0.036%		
462.50		0.025	*			
463.00		0.039	*	*		
463.50		0.035	*	* 1.0 F/ 0.037%		
464.00		0.030	* 7.5 F/ 0.036%			
464.50		0.017				

BEST 4.0 FOOT INTERVAL 0.039 AVERAGE GRADE, 0.156 GTP

* ZONE 2 *

DEPTH [FT]	TRUE DEPTH [FT]	GRADE [%]	CO1	CO2	CO3	INT
467.50		0.010				
468.00		0.016				
468.50		0.025	*			
469.00		0.025	*			
469.50		0.032	*	* 0.5 F/ 0.032%		
470.00		0.023	*			
470.50		0.028	*			
471.00		0.022	*			*
471.50		0.039	*	*		*
472.00		0.059	*	*	* 0.5 F/ 0.059%	*
472.50		0.047	*	*		*
473.00		0.067	*	*	*	*
473.50		0.055	*	*	*	*
474.00		0.058	*	* 3.0 F/ 0.054%	* 1.5 F/ 0.060%	*
474.50		0.028	* 6.5 F/ 0.039%			*
475.00		0.018				*

BEST 4.0 FOOT INTERVAL 0.047 AVERAGE GRADE, 0.187 GTP

* * * *

THRESHOLD : 0.005